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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -------------------------------

                                    FORM 20-F
           [x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
            [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             Commission file number
                              Haemacure Corporation
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None.

                    Securities registered or to be registered
                     pursuant to Section 12(g) of the Act.

                        Common Shares, without par value
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.
                                      None.

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this regulation. 23,926,132 Common Shares, without par value, as of August 1, 2000.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes            No   X
                                  -----         -----

          Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17  X     Item 18
                                     -----          -----

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                                TABLE OF CONTENTS

PART I

    ITEM 1.   DESCRIPTION OF BUSINESS

    ITEM 2.   DESCRIPTION OF PROPERTY

    ITEM 3.   LEGAL PROCEEDINGS

    ITEM 4.   CONTROL OF REGISTRANT

    ITEM 5.   NATURE OF TRADING MARKET

    ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

    ITEM 7.   TAXATION

    ITEM 8.   SELECTED FINANCIAL DATA

    ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

    ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

    ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

PART II

    ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

PART III

    ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

    ITEM 16.  CHANGES   IN  SECURITIES,  CHANGES   IN  SECURITY  FOR  REGISTERED
              SECURITIES AND USE OF PROCEEDS

PART IV

    ITEM 17.  FINANCIAL STATEMENTS

    ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS



                                       1
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                                 EXCHANGE RATES

The Company publishes its consolidated financial statements in Canadian Dollars. The following table sets forth the exchange rates of the Canadian Dollar to the U.S. Dollar at the end of fiscal years 1995 through 1999 and for the six-month period ended April 30, 2000, as well as the high, low and average exchange rates for each of such periods (such rates, expressed in CDN $ to US $1, being the noon buying rates in New York City for cable as certified for customs purposes by the Federal Reserve Bank of New York). On July 18, 2000, US $1.00 equaled CDN $1.48.

                                                                     Six Months
                                                                       Ended
                                    Year Ended October 31,           April 30,
                   ------------------------------------------------- ----------
                      1995      1996      1997      1998      1999      2000
------------------ --------- --------- --------- --------- --------- ----------
High                 $1.42     $1.38     $1.41     $1.58     $1.56     $1.49
Low                  $1.33     $1.34     $1.33     $1.40     $1.45     $1.44
Average (1)          $1.37     $1.36     $1.38     $1.47     $1.49     $1.46
At end of Period     $1.34     $1.34     $1.41     $1.54     $1.47     $1.48
------------------
(1) The average of the exchange rates on the last day of each month in the applicable period.

                                     PART I

Item 1.  Description of Business.

Haemacure Corporation ("Haemacure" or the "Company") was incorporated on August 19, 1991 pursuant to the Canada Business Corporations Act. The Company's principal offices are located at 2001 University, Suite 430, Montreal, Quebec H3A 2A6, Canada. The Company's shares have been publicly traded on the Toronto Stock Exchange since June 1996. In 1996, Haemacure created a wholly-owned subsidiary in the United States, Haemacure, Inc. ("HAE-US"), under the laws of Delaware, with headquarters in Sarasota, Florida for the purpose of distributing and marketing Haemacure's products.

Overview

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. In order to serve this market, Haemacure has focused on the development and the commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing. Fibrin sealants have been used in Europe and Japan for more than a decade and were approved in 1998 for sale in the United States. Based on independent market studies, Haemacure estimates that the annual worldwide market for fibrin sealants will grow to more than US $640 million by 2003.

Hemaseel APR is the first fibrin sealant marketed by Haemacure. Haemacure acquired a license for the product in 1997 from Immuno International AG ("Immuno") at the time of the acquisition of Immuno by Baxter International, Inc. ("Baxter"). The product received approval from the United States Food and Drug Administration (the "FDA") for marketing in May 1998 and was launched commercially in the United States by Haemacure one month later. Hemaseel APR has been approved by the FDA for use in heart by-pass surgery, spleen repair surgery and colostomy closures and is marketed by Haemacure to hospitals and surgeons.

Hemaseel APR contains two human blood components, fibrinogen and thrombin, which form the essential part of a blood clot, and a third component, aprotinin, which acts as an anti-fibrinolytic agent. Only one competitive fibrin sealant product (marketed by Baxter) has been approved for use in the United States. This provides Haemacure with a significant opportunity to penetrate the United States tissue sealant market.

Sales of Hemaseel APR have increased each quarter since its launch by Haemacure in June 1998. During the fiscal year ended October 31, 1999, Haemacure sold Hemaseel APR to more than 500 accounts in the United States and



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recorded sales of $5.5 million,  representing  approximately  25% of the current
United States fibrin sealant market, as estimated by Frost & Sullivan. Haemacure's short-term objective is to increase sales of Hemaseel APR through marketing initiatives designed to increase the visibility of Hemaseel APR in the United States surgical community.

Haemacure's second fibrin sealant is Hemaseel APR (FF), also acquired under license from Immuno. Hemaseel APR (FF) is a frozen formula version of Hemaseel APR, delivered by way of pre-filled syringes. The Company expects to submit Hemaseel APR (FF) to the FDA for approval during 2000 and to begin marketing the product in 2001. Haemacure believes that Hemaseel APR (FF) will be significantly easier for surgeons to use, in that it requires no reconstitution steps or preparation other than thawing.

In 1999, Haemacure entered into an agreement with Bio Products Laboratory ("BPL"), an agency of the British National Blood Authority, pursuant to which BPL will manufacture Hemaseel APR and Hemaseel APR (FF) for Haemacure. The agreement was recently approved by the British government and a final version of the agreement was signed. The Company expects that the BPL manufacturing facility, which is located in Elstree, England, will be operational in 2002 and that Haemacure will receive FDA approval to market Hemaseel APR manufactured there in 2002 or 2003. Until that time, Immuno will continue to supply Haemacure with Hemaseel APR and Hemaseel APR (FF).

Haemacure's third fibrin sealant is Hemaseel HMN, a proprietary product currently undergoing Phase II studies in preparation for Phase III clinical trials for vascular applications. Haemacure believes that Hemaseel HMN may be more appropriate than Hemaseel APR in certain applications, such as neurosurgery. The pilot studies and clinical trials are being funded and managed by ZLB Central Laboratory Blood Transfusion Service SRC (Swiss Red Cross) (the "ZLB") under a June 1999 licensing agreement with Haemacure. At that time, the ZLB also made an equity investment in Haemacure of US $9.8 million, as a result of which the ZLB became Haemacure's largest shareholder. Haemacure hopes to have FDA approval of Hemaseel HMN in 2003.

Under the licensing agreement, the ZLB acquired the right to market Hemaseel HMN (under a different trademark) in exchange for the ZLB's commitment to fund and manage the regulatory approval process for Hemaseel HMN in the United States and Europe, including the completion of Phase III clinical trials. The ZLB will also pay a royalty to Haemacure on its sales of Hemaseel HMN. Haemacure retains the right to also market Hemaseel HMN directly.

The June 1999 agreement represented a continuation of the ZLB's long-standing relationship with Haemacure, which includes: (i) an agreement in 1996 whereby Haemacure and the ZLB shared the cost of the development of a scaled-up manufacturing process for Haemacure's fibrin sealant proprietary technology;
(ii) a commitment by the ZLB of US $13.5 million in November 1997 for the construction of a plant in Bern, Switzerland to manufacture Hemaseel HMN, which plant is nearing completion; and (iii) an equity investment in July 1998 by the ZLB of US $4.8 million in Haemacure.

Haemacure is also developing Hemaseel Thrombin, a human plasma-derived topical hemostat used to arrest bleeding during surgical procedures. At present, commercially available therapeutic thrombin products are bovine-derived; Haemacure believes that the introduction of a human thrombin product, such as Hemaseel Thrombin, would provide significant clinical advantages. Haemacure anticipates FDA approval for Hemaseel Thrombin in 2003. Haemacure also continues to develop and market surgical sealant delivery devices. Haemacure expects that its HemaMyst aerosol delivery system, which the Company expects to make available in the United States during 2000, is intended to complement Haemacure's proprietary HemaSyst delivery device, a double-syringe applicator currently marketed in the United States.

Haemacure has offices in Montreal, Quebec and Sarasota, Florida and laboratories in Kirkland, Quebec. Haemacure has 46 employees.

Business Strategy

Haemacure's goal is to build on its position as a leader in the development, marketing and sale of surgical sealants and delivery devices. The following objectives form part of Haemacure's strategy to achieve this goal:



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


o continue to build a sales force dedicated to selling directly to hospitals and surgeons, the end-users of surgical sealants

o increase sales and market share of Hemaseel APR in its current approved applications, in part by providing surgeons with comprehensive educational programs

o    accelerate  sales of Hemaseel APR through the  introduction of Hemaseel APR
     (FF), an easier-to-use formulation

o develop and acquire delivery devices for specific surgical applications, so as to expand the number of applications for Haemacure's fibrin sealants

o introduce Hemaseel HMN, to target a larger number of surgical procedures for Haemacure's products and develop and introduce Hemaseel HMN (FF).

o license and acquire products that are complementary to Haemacure's fibrin sealant products

o    establish  worldwide   distribution   networks  for  its  products  through
     licensing and co-marketing arrangements with international organizations

o use its fibrin sealant proprietary technology as a platform, by incorporating other technologies to develop a variety of innovative products and delivery devices for the wound closure and therapeutic markets

Haemacure believes that its focus on the acute surgical wound care market provides it with an advantage over its competitors. Existing European manufacturers of fibrin sealants and potential United States competitors are generally plasma fractionation companies, whose core business is not the production of surgical sealants, but rather the production of plasma protein factors destined for the blood bank and hematology markets. Haemacure, by contrast, develops products for, and directs its marketing primarily to, surgeons in a variety of surgical specialties.

The Wound Management Market

Different types of wounds vary in severity and require a particular wound care technique, which may change as healing progresses. These wounds can be classified in four categories: surgical wounds, burn wounds, chronic wounds and trauma wounds. Surgical wounds are caused intentionally during surgical procedures. Burn wounds are generally regarded as the most complex and serious type of skin wound. Chronic wounds (such as diabetic ulcers) are generally associated with a systemic problem in the patient. Trauma wounds are generally incurred as a result of an accident or injury. There are two segments to the wound management market: wound closure (acute surgical wound care products) and wound healing (therapeutics). Haemacure is involved primarily in the wound closure market.

Wound Closure

According to Frost & Sullivan, the annual market for wound closure products in the United States is approximately US $1.4 billion in 1998 and is projected to grow to more than US $2 billion annually by 2005. Wound closure products are used to close either surgical or trauma wounds. Until recently, these products fell into three basic categories: sterile tapes/strips; sutures/surgical gut; and mechanical devices such as staplers. Recently, a fourth category has emerged: surgical sealants, including fibrin sealants. Sales of surgical sealants in the United States are projected to grow at a compounded annual growth rate of 40%, to reach US $840 million in 2002.

Tissue Sealants: Fibrin Sealants

Fibrin sealants are biological products used to control bleeding, seal air leaks and strengthen tissue bonding in surgical wound closure procedures. Fibrin sealants are also used to promote wound healing. Fibrin sealant applications include general and abdominal surgery, ophthalmic surgery, neurosurgery, ear, nose and throat surgery, plastic maxillo-facial and dental surgery, thoracic and cardiovascular surgery, trauma, orthopedics, urology,



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


gynecology and obstetrics. The Marketing Research Bureau, Inc. estimates that approximately 9.9 million procedures annually in the United States could potentially benefit from the use of fibrin sealants or other tissue sealants.

Fibrin sealants have become an accepted tool in many fields of surgery. In Europe and Japan, where fibrin sealants have been used extensively for a number of years, fibrin sealants have complemented certain conventional surgical techniques, such as partial hepatectomy, end-to-end gastro-intestinal anastomosis, cardiovascular by-pass surgery, and aerostasis in partial lobectomy and minor bronchopleural fistulae. Fibrin sealants have also increased pre- and post-operative safety and made new therapeutic approaches possible. Fibrin sealants reduce suturing requirements, and in some instances can be used instead of suturing. The action of the fibrin sealant simulates the last step of the physiological process of coagulation and depending on its applications, can arrest bleeding and close the wound, thus reducing the amount of blood required in transfusions.

Fibrin sealants have the following advantages when compared to traditional wound closure products such as sutures or staples:

o    highly effective as hemostatic and adhesive agents

o consist of human biological components, which are naturally resorbed by the body

o can serve as carriers for the release of antibiotics and other therapeutic agents

o    can reduce the need for blood transfusions and speed the healing process

As a result of these advantages, fibrin sealants can reduce hospitalization time
and  provide  cost  savings  to  patients,   hospitals  and  health   management
organizations.

The use of fibrin sealants is well established in Europe and Japan, having been available in these markets for more than a decade. However, fibrin sealant products were not available for sale in the United States until May 1998, when Hemaseel APR and a competing fibrin sealant were approved by the FDA. Haemacure believes that the fibrin sealant market has the potential for rapid growth, enhanced by increased awareness on the part of surgeons and the development of second-generation sealants and delivery devices that allow faster and more effective application and reduced training times for surgeons.

Due to the fact that FDA approval of fibrin sealants is a recent development, a number of surgeons in the United States continue the practice of creating a fibrin glue during surgery by mixing cryoprecipitate with a high concentration of thrombin derived from bovine plasma. The resulting fibrin glue is commonly referred to as "home brew." The risks associated with this procedure include potential viral infections which may be caused by using cryoprecipitate that has not undergone anti-viral treatment, and immunological reactions which may be caused by the bovine thrombin which is mixed with the cryoprecipitate. In a small percentage of cases, surgeons will use autologous plasma cryoprecipitate, that is, one obtained from the patient's own blood. Autologous plasma cryoprecipitate constitutes an improvement by reducing the risk of viral infections; however, the use of autologous plasma cryoprecipitate in preparing fibrin glue requires sophisticated equipment, complex and time-consuming preparation and yields a low performance tissue adhesive that is often unreliable and non-reproducible. Haemacure believes that Hemaseel APR and other fibrin sealants which receive FDA approval will successfully replace the current forms of cryoprecipitate, due to the fact that they combine safety, reliability and ease of use.

Arterial Puncture Closure (including PCTA closure)

Another important potential market for fibrin sealants is arterial puncture closures, including percutaneous transluminal coronary angioplasty ("PCTA") closures. As reported by Stephens Inc., percutaneous insertion of catheters and various treatment systems has created a substantial need for a fast, cost-effective method to stem bleeding following a PCTA procedure. There are approximately 7.5 million PCTA procedures annually worldwide. Stephens Inc. further reports that it believes the market for PCTA puncture sealing devices will prove to be one of the first significant surgical sealant markets, with annual revenue potential in excess of US $900 million.



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Puncturing a large artery like the femoral artery,  which is required as part of a PCTA procedure, creates a serious bleeding problem. Stemming blood flow is frequently hampered by the use of anti-coagulant therapies that are routinely part of any therapeutic coronary procedure. The predominant method of sealing these puncture wounds is pressure, which can be applied manually (for example, by a nurse clamping down on the site for hours) or mechanically with sandbags or clamps; the objective is to form a blood clot to close the puncture site. The entire process can last four to eight hours and is one of the most unpleasant and time-consuming aspects of any coronary angioplasty procedure. Haemacure believes that fibrin sealants can speed the sealing process and reduce its cost.

Adhesion Prevention Agents

Adhesion prevention agents represent another potential market for fibrin sealants. Adhesions are a type of scar that form an abnormal connection between two parts of the body, which may result in severe clinical problems. Haemacure believes that the adhesion prevention segment of the surgical sealant market is potentially larger than the tissue sealant segment. Frost and Sullivan report that the United States market for adhesion prevention products was US $39 million in 1998 and is expected to grow at a compound annual rate of 42% through 2005. Fibrin sealant as an adhesion prevention agent can prevent the binding of two tissues after surgery, which causes hyperthropic scarring; that is, the growth of scar tissue. By way of example, in spinal surgery, the membrane covering the spinal cord must remain separated. Studies are currently underway to demonstrate that fibrin sealants have useful adhesion prevention characteristics.

With its estimated 25% share of the fibrin sealant market in the United States in 1999 and its dedication to the development of new sealant preparations and delivery devices, which are designed to make the application of fibrin sealants easier and more effective, Haemacure believes that it is well positioned to take advantage of the potential growth in the United States fibrin sealant market.

Proprietary Technology

The main components of fibrin sealants are fibrinogen and thrombin, which are extracted from human blood plasma. Haemacure has developed a patented process to extract fibrinogen and thrombin from human plasma, resulting in Haemacure's fibrin sealant proprietary technology. This patented process allows a more gentle separation and purification of proteins, which may produce a higher quality fibrin sealant. Haemacure believes that this differentiates its fibrin sealant technology from other fractionation methods. Haemacure's fibrin sealant proprietary technology led to the development of Hemaseel HMN.

Haemacure's technology incorporates two anti-viral treatments evaluated by third-party laboratories: (i) a chemical solvent detergent to inactivate lipid-containing, enveloped viruses; and (ii) a terminal thermal processing on the finished product. This technology has resulted in products demonstrating a high level of safety with no adverse events reported in pre-clinical animal studies and human clinical studies. To Haemacure's knowledge, all other commercially-produced fibrin sealants are submitted to only one anti-viral treatment.

One of the distinguishing features of the fibrin sealant resulting from Haemacure's proprietary technology, such as Hemaseel HMN, is that it does not contain aprotinin, a bovine-derived fibrinolytic protein inhibitor. The two current FDA-approved fibrin sealants, including Hemaseel APR, contain aprotinin. Aprotinin slows the conversion of plasminogen to plasmin; plasmin has the effect of degrading blood clots created by the sealant. Fibrin sealants containing aprotinin are better suited for certain surgeries, such as cardiopulmonary bypass surgery, while fibrin sealants without aprotinin are more appropriate for other surgeries, such as neurosurgery. Haemacure's proprietary technology removes plasminogen from its fibrinogen matrix component by using EACA; as a result, Hemaseel HMN will be free of the bovine-derived aprotinin.

Haemacure's proprietary technology also provides a product that the Company believes is superior as a delivery agent for incorporation with other biomaterials, growth factors or drugs. See "Current Products and Product Development - Hemaseel HMN". Haemacure intends to broaden its position in the wound management market by combining its proprietary technology with other proven technologies.



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


Haemacure's proprietary technology produces quantities of human thrombin which surpass the amounts required to produce fibrin sealant. Haemacure intends to take advantage of this thrombin production to develop and market a human plasma-derived thrombin product. See "Current Products and Product Development - Hemaseel Thrombin."

Current Products and Product Development

Hemaseel APR

While fibrin sealants have been commercially available in Europe and Japan for many years, Hemaseel APR and a competitive product became the first fibrin sealants marketed in the United States, following their approval by the FDA in the spring of 1998. Based on the demonstration of safety and efficacy in controlled clinical trials, Hemaseel APR has been approved by the FDA for use for hemostasis in surgeries involving cardiopulmonary by-pass and in treatment of injuries to the spleen caused by abdominal trauma, as well as in sealing of colostomy closures.

Hemaseel APR is an effective hemostatic agent capable of arresting bleeding, with the necessary mechanical strength to attach tissues together and to last through the first phase of the body's healing process. In an open-label crossover study against controlled topical sealant agents in 489 patients undergoing cardiovascular re-operation or resternotomy, Hemaseel APR controlled bleeding in five minutes or less in 65% of the patients, compared to 31% using current standard methods.

Hemaseel APR is sold in a kit consisting of four vials, two of which are lyophilized (freeze-dried), and a syringe assembly. The first vial contains fibrinogen at a concentration of 100 mg/ml. The second vial contains thrombin at a concentration of 500 international units (IU) for each ml of fibrinogen. The third vial contains aprotinin at a concentration of 3,000 KIU per ml. The fourth vial contains calcium chloride, which is mixed with the thrombin. The thrombin converts the fibrinogen into a fibrin matrix which has hemostatic sealing and adhesive properties. The aprotinin acts as an anti-fibrinolytic agent to slow the degradation of the blood clot by reducing the fibrinolysis activity of the plasminogen.

Hemaseel APR is applied in a simple manner. By way of example, in cardiac by-pass surgery, after the surgeon joins the arteries, Hemaseel APR is sprayed by the surgeon over the suture line to prevent bleeding when the heart is restarted. Approximately 5 ml of Hemaseel APR are used for each by-pass operation. Typically, a nurse will prepare the Hemaseel APR during the surgery. This involves the reconstitution of the product and loading of the double-syringe applicator through which Hemaseel APR is sprayed. The reconstitution and loading of the applicator requires approximately 10 minutes. Once reconstituted and loaded in the applicator, Hemaseel APR is stable at room temperature for approximately four hours. Hemaseel APR can be applied in less than five minutes and polemerizes or clots within two minutes.

The use of Hemaseel APR has been demonstrated to reduce blood loss during surgery and the need for additional blood transfusions after surgery.
Post-surgery blood transfusions are common in the case of cardiopulmonary by-pass surgery and may require several units of blood. A unit of blood (250 ml) used in a transfusion can cost up to US $600. A blood transfusion also incurs the risk of an allogenic reaction on the part of the patient, which may necessitate prolonged hospitalization. By contrast, the cost paid by a hospital for Hemaseel APR is approximately US $115 per ml. There are some 800,000 cardiopulmonary by-pass surgeries in the United States each year.

Cardiopulmonary by-pass surgery is an FDA-approved application for Hemaseel APR. Haemacure believes that Hemaseel APR can be beneficial in numerous other surgical applications. It has come to Haemacure's attention that many surgeons are using Hemaseel APR in a wide variety of surgeries, such as mastectomies or gynecological procedures, at the discretion of the surgeon. This is referred to as "off-label use." In mastectomies, Hemaseel APR is used as a sealant to reduce the accumulation of serous fluid after dissection for carcinoma in the breast. Prior to the approval of fibrin sealant, surgeons used conventional methods, such as suction and the placement of drains to prevent fluid accumulation. Drains are uncomfortable for the patient, causing pain and limited arm movement. They also carry the risk of infection because the drain serves as a portal for bacterial entrance into the body. Local application of Hemaseel APR has been shown to significantly reduce the accumulation of total drainage and enable earlier post-operative drain removal.

There are approximately 185,000 modified radical mastectomies performed each year in the United States. The Company expects that approximately 5 ml of Hemaseel APR would be used for this type of procedure. Based on examples such as this, Haemacure intends to seek FDA approval for several other hemostatic sealing and adhision prevention applications for Hemaseel APR. These applications will include surgical specialties such as obstetrics and gynecology, ear, nose and throat (ENT), burns and plastic surgery.

Haemacure believes that Hemaseel APR can be used for PCTA closure procedures. In these procedures, Hemaseel APR will be combined with, and reinforced by, the patient's own blood clot forming at the puncture site. Approximately 0.5 ml of Hemaseel APR will be needed to seal a PCTA puncture wound, at a cost to a hospital of approximately US $60; the fibrin sealant will be applied through a specially designed delivery device that will fit into a PCTA introducer. Haemacure is currently in discussions with a third party that owns a patent for a fibrin sealant delivery system for arterial puncture closures and that has developed prototypes of this device. Haemacure could use this device for delivery of fibrin sealants in PCTA closure procedures.

Surgeons are currently conducting studies to show the efficacy of Hemaseel APR as an adhesion prevention agent. The Company hopes that these studies will broaden awareness among surgeons with respect to the potential of Hemaseel APR as an adhesion prevention agent.

Hemaseel APR (FF)

When Haemacure and Immuno entered into license and manufacturing agreements in 1997, Haemacure acquired the rights to Immuno's frozen formulation of fibrin sealant, which Haemacure has named Hemaseel APR (FF). Hemaseel APR (FF) is identical to Hemaseel APR, except that Hemaseel APR (FF) is delivered in pre-filled frozen syringes rather than lyophilzed (freeze-dried) vials, which require reconstitution and loading of the applicator. The Hemaseel APR (FF) pre-filled frozen syringe is kept in a freezer prior to use and thaws at room temperature in approximately ten minutes. Frozen formulation fibrin sealants are already used in a number of European countries; according to a December 1998 report by Medical Data International Inc., in those countries where the frozen product is available, it is used by more than 95% of fibrin sealant applications and is priced at a premium of 10% to 15% over the price of the lyophilized product.. Haemacure believes that the introduction of Hemaseel APR (FF) in the United States will speed market acceptance and use of fibrin sealants, as Hemaseel APR (FF) is easier for surgeons to use, requiring no preparation other than thawing. The Company expects that an application for approval of frozen formulation fibrin sealant will be submitted to the FDA by Baxter (on its and Haemacure's behalf) in 2000. Haemacure intends to launch Hemaseel APR (FF) immediately after FDA approval, expected in 2001.

Hemaseel HMN

Hemaseel HMN is a fibrin sealant produced using Haemacure's proprietary fibrin sealant technology. Hemaseel HMN is comprised of fibrinogen and thrombin, without bovine-derived aprotinin.

Hemaseel HMN is delivered in a kit format, containing lyophilized clotting protein concentrates in vials, and ancillaries (syringes, needles). Haemacure intends to sell Hemaseel HMN in 1, 2 and 5 ml quantities. The kit consists of four vials. The first vial contains the fibrinogen matrix that is reconstituted with sterile water contained in an ancillary vial. Thrombin contained in a third vial is reconstituted with calcium chloride contained in an ancillary vial. The reconstituted products are then mixed through a double syringe assembly immediately prior to application to the recipient surface. The liquid fibrin sealant resulting therefrom is a viscous solution with strong hemostatic and tissue-sealing properties.

The following are key features of Hemaseel HMN:

o    comprised solely of human proteins, without animal-derived components

o    viral inactivation through the use of two validated anti-viral treatments

o tensile strength achieved with a reduced concentration of fibrinogen, thus potentially enhancing the rate of wound healing

o    reconstitution within ten minutes at room temperature

o    shelf life after reconstitution of at least six hours and up to 24 hours

Hemaseel HMN does not contain aprotinin, as plasminogen is removed from the fibrinogen in the manufacturing process. Aprotinin is therefore not required to slow the breaking of the clot caused by plasminogen. Further, Hemaseel HMN achieves the same or greater tensile strength as Hemaseel APR with a lower concentration of fibrinogen. This makes Hemaseel HMN more suitable for the delivery of therapeutic drugs. The higher purity and lower concentration of fibrinogen in Hemaseel HMN reduces the affinity or bond between the drug and the fibrinogen protein, which permits the extended release and/or targeted delivery of the drug.

Haemacure initiated Phase III clinical trials of Hemaseel HMN in total knee replacement in October 1997, after consultation with regulatory authorities. In February 1998, Haemacure voluntarily suspended the trials due to protocol violations by surgeons, such as the application of sponges. After a review of the clinical protocol, the clinical trials were re-instated in September 1998. In February 1999, Haemacure commenced an interim analysis of the clinical trials; the interim analysis was completed in July 1999. In the clinical trials, Haemacure sought results demonstrating that those who received Hemaseel HMN had less blood loss than those in the control group, who did not receive Hemaseel HMN. After review of the data and consultation with surgeons involved in the trials, Haemacure concluded that the surgeons became increasingly efficient in the use of Hemaseel HMN after using it on three or four patients.

In June 1999, Haemacure signed a new licensing agreement with the ZLB pursuant to which the ZLB is responsible for the management and cost of the clinical trials for Hemaseel HMN. Following discussions among Haemacure, the ZLB and the FDA, a decision was reached to conduct studies of Hemaseel HMN in a broader clinical application, in order to position Hemaseel HMN for approval as an adjunct to hemostasis in a wide variety of surgical procedures. New international multi-center clinical trials will begin in 2000 in a vascular indication, under the original Investigation New Drug (IND) number. The clinical trials will be under the direction of the ZLB, with Haemacure's assistance. The data from the total knee replacement trials will be used in the regulatory approval process to demonstrate the safety of the product. Haemacure believes that Hemaseel HMN has potential applications in neurosurgery, PCTA closures and ear, nose and throat procedures.

Hemaseel HMN (FF)

Similar to Hemaseel APR (FF),  Haemacure is also in the process of  developing a
frozen   formulation  of  Hemaseel  HMN,  which  is  currently   produced  in  a
freeze-dried vial formulation for clinical trials.

The following table sets out certain key features, targeted applications and regulatory and market status of Hemaseel APR and Haemacure HMN:

---------------------  ------------------------------  --------------------------------
      Description               Hemaseel APR                        Hemaseel HMN
---------------------  ------------------------------  --------------------------------
Product Specification  Fibrinogen 75-115 mg/ml         Fibrinogen 60mg/ml
                       Thrombin 500 U.I./ml            Thrombin 500 U.I./ml
                       Aprotinin 3,000 KIU
---------------------  ------------------------------  --------------------------------
Preparation            Freeze-dried vials              Freeze-dried vials
                       Warmer/stirring device (37o C)
---------------------  ------------------------------  --------------------------------
Method of Application  Double-syringe applicators      Double-syringe applicators
                       Various catheters
                       Aerosol spray
---------------------  ------------------------------  --------------------------------
Regulatory Status      Approved by the FDA - May 1998  Phase II: United States, Europe
                                                       BLA filing: expected in 2003
---------------------  ------------------------------  --------------------------------
Clinical Applications  Approved:                       Clinical Studies:
                       Cardiovascular by-pass          Total knee replacement
                       Spleen repair surgery           - safety data obtained
                       Colostomy closures              Vascular
                                                       - expected to start in 2000
---------------------  ------------------------------  --------------------------------
Characteristics        Hemostatic agent, sealant       Hemostatic agent, sealant
---------------------  ------------------------------  --------------------------------




                                       9


---------------------  ------------------------------  --------------------------------
      Description               Hemaseel APR                        Hemaseel HMN
---------------------  ------------------------------  --------------------------------
Other Potential        Abdominal surgery               Neurosurgery (spine and cranial)
Indications            Mastectomies                    PCTA
                       PCTA                            Ear, nose and throat procedures
                       Adhesion prevention             Drug delivery
                                                       Adhesion prevention
---------------------  ------------------------------  --------------------------------
Market                 United States only              Worldwide
---------------------  ------------------------------  --------------------------------
New Formulations       Hemaseel APR (FF)               Hemaseel HMN (FF)
Regulatory Filing      Expected in 2000                Expected in 2003
---------------------  ------------------------------  --------------------------------

Hemaseel Thrombin

Hemaseel Thrombin is a purified human plasma-derived enzyme, obtained through the conversion of prothrombin using Haemacure's proprietary technology. Thrombin is used on its own as a topical hemostat to arrest bleeding during surgical procedures, and is often used in a combination of passive hemostats, such as gelatin and collagen-based products. In addition, when combined with fibrinogen, thrombin makes fibrin sealant.

At present,  therapeutic  thrombin  products  are sold  primarily  in the United
States. These products are bovine-derived and the plasma from which such products is derived is not screened for the detection of viruses and does not undergo any viral inactivation treatment. The introduction of a human thrombin, such as Hemaseel Thrombin, would provide significant clinical advantages by reducing coagulopathy (creation of specific antibodies against the patient's own coagulation factors), immunological reactions and the potential for cross-species disease transmission. To Haemacure's knowledge, there is only one manufacturer of bovine thrombin in the United States. According to Frost & Sullivan, revenues in the United States from absorbable thrombin were US $24 million in 1998 and are expected to grow at a compounded annual rate of 10% to reach US $31 million by 2001. Haemacure believes that such projections may be conservative as Jones Pharma Inc. reported sales of US $33 million of thrombin products in 1999 and US $12 million for the first quarter of 2000.

In addition to the current market, Haemacure believes that human thrombin would be an attractive product for other emerging sealant companies, such as Cohesion Technologies, Inc., Fusion Medical Technologies, Inc., and Harvest and Vascular Solutions; these companies sell biomaterial-based products mixed or activated with bovine thrombin. To date, two of these companies have expressed an interest to Haemacure in human-derived thrombin.

Haemacure's preliminary discussions with the FDA show that it is favorably disposed to a human-derived thrombin. The safety of Hemaseel Thrombin has already been demonstrated in the Phase I and Phase III clinical studies of Hemaseel HMN. Haemacure anticipates developing a clinical protocol that will compare the efficacy of Hemaseel Thrombin to bovine thrombin.

Delivery Devices

Haemacure believes that the development of fibrin sealant delivery devices is a critical factor to its long-term success, due to the fact that effectiveness and ease of use are important elements in market acceptance of fibrin sealants in surgical applications. In addition to educating surgeons as to the benefits of using fibrin sealants, Haemacure is striving to provide them with increasingly efficient and diverse methods of delivering Hemaseel APR. In this regard, Haemacure negotiated a development and supply agreement with micromedics, Inc., an established supplier of medical devices to the cryoprecipitate or "home brew" market, and has hired a Director of Device Development to address general and niche surgical applications, with a view to expanding the use of Haemacure's products. Haemacure's current delivery devices include:

o Duploject equivalent. Duploject is the delivery device which is included in the Hemaseel APR kit. As part of the license agreement with Immuno, Haemacure licenses the rights and assets relating to the Duploject delivery device, other than right to the trademark "Duploject." Immuno currently supplies Duploject to Haemacure, pursuant to a separate supply agreement, until such time as Haemacure obtains approval for its equivalent device. Haemacure hopes to obtain FDA clearance for its equivalent device within the next year and intends to market the device under a new trademark.

o HemaSyst. Haemacure also offers a double-syringe applicator marketed under the trademark HemaSyst. This unique delivery system offers a number of advantages, such as specialized delivery options to meet specific surgical requirements, tips that keep solutions separate in order to prevent clogging and a removable plunger link to ensure an accurate solution ratio. The system includes two proprietary spray devices, malleable or formable cannula shafts and a rigid laparascopic attachment. HemaSyst can be used in a wide variety of surgeries.

o HemaMyst. To facilitate ease of use in certain applications, Haemacure has also developed an aerosol application system, which it intends to market under the trademark HemaMyst. The Company hopes that the product will be available in the United States during 2000. HemaMyst is particularly appropriate for soft tissue surgeries (such as liver, kidney or pancreas) where fibrin sealant is applied as a fine coating sprayed over the tissue.

The following table sets out the current stage of development of each of Haemacure's fibrin sealant products and delivery devices:

                                 Current Products and Product Development

                          Development           Status            Estimated
                             Stage              Clinical         FDA Approval      Distribution
                          -----------           --------         ------------      ------------
Biologics/Sealants
Hemaseel APR......         Completed          Completed            Approved     Direct/distributors
Hemaseel APR (FF).         Completed          Completed            Q1 2001      Direct/distributors
Hemaseel HMN......         Completed          Phase II studies     2003         Direct/ZLB/distributors
Hemaseel HMN (FF)          Pre-clinical                            2003         Direct/distributors
Hemaseel Thrombin.         Completed          Human safety         2003         Multiple partners
                                              completed
Delivery Devices
Duploject (licensed)       Completed          Completed            Cleared      Direct/distributors
Duploject equivalent       Pilot production   Not applicable       Q2 2001      Direct/distributors
HemaSyst                   Completed          Completed            Cleared      Direct/distributors
HemaMyst                   Completed          510(k)               Cleared      Direct/distributors
Arterial closure device    Feasibility                             2002         Direct/distributors

Manufacturing

Haemacure's strategy is to have its fibrin sealant components and delivery device systems produced by experienced manufacturers. This is accomplished by contract or through strategic manufacturing and marketing alliances.

Hemaseel APR and Hemaseel APR (FF)

The fibrinogen and thrombin in Hemaseel APR come from pooled human plasma that meets all applicable United States regulatory standards. Products made from human plasma may contain infectious agents such as viruses. To minimize risk, the Hemaseel APR manufacturing process includes an integrated series of procedures designed to assure the highest possible level of viral safety. Only plasma from United States donors collected at United States-licensed plasma collection centers is used, and rigorous donor screening and testing procedures are followed to exclude plasma that may contain infectious agents. Furthermore, the manufacturing of Hemaseel APR includes steps that remove and/or inactivate viruses, including a special two-step vapor heat treatment for virus inactivation. After more than five million applications internationally of an earlier version of Hemaseel APR, there were no cases of viral transmission. Since the introduction of the current version of Hemaseel APR in the United States, there similarly have been no reported cases of viral transmission.

In March 2000, the British government gave final approval to the manufacturing agreement entered into by Haemacure and BPL in 1999 and a final version of the agreement was signed. Pursuant to the agreement, BPL will supply Hemaseel APR and Hemaseel APR (FF) to Haemacure. In addition, BPL will assist Haemacure in transferring the technology for Hemaseel APR and Hemaseel APR (FF) from Immuno to BPL's facility in Elstree, England, near London. BPL is an agency of the British National Blood Authority and an experienced plasma fractionator.

The term of the manufacturing agreement between Haemacure and BPL is five years, commencing on the date of initial FDA licensing of the product manufactured by BPL. Haemacure is responsible for the purchase of all equipment and is required to pay BPL for time and material necessary to redesign and construct the manufacturing section in its current facility.

The project is managed by a technical committee of personnel from Haemacure, BPL and Immuno. The technical committee reports to an oversight committee comprised of senior management from Haemacure and BPL. BPL and Haemacure have been working with Immuno since June 1999 on the transfer of technology. Substantial progress has been made, including the ordering of material and equipment and design work. The project schedule, adopted by the oversight committee, indicates that the facility will be operational in 2001 and that Haemacure will receive FDA approval to market Hemaseel APR manufactured at the Elstree facility in 2002 or 2003. However, no assurance can be given that BPL and Haemacure will meet this timeline.

Haemacure believes that the manufacturing agreement with BPL is a significant milestone for Haemacure and provides it with the following benefits:

o allows Haemacure to take control of the manufacturing of Hemaseel APR and meets its obligations under the Hemaseel APR license agreement

o provides Haemacure with a second exclusive manufacturing source for its fibrin sealants at one of the few fractionation facilities in the world

o provides Haemacure with cost savings of several million dollars, in comparison to the cost of building an entirely new manufacturing facility

o    once  the  facility  is  operational,   Haemacure  will  be  able  to  make
     independent applications to the FDA for approval for new uses of Hemaseel APR and Hemaseel APR (FF)

Haemacure intends to replace Immuno's thrombin process with its own proprietary thrombin process, thereby reducing manufacturing costs.

Hemaseel HMN

Haemacure entered into an agreement with the ZLB in June 1999, pursuant to which the ZLB will provide the manufacturing for Hemaseel HMN. The production of the fibrinogen and thrombin components of Hemaseel HMN involves their isolation and purification from human sourced plasma. Each donated plasma unit is screened by the plasma supplier, prior to shipment, for the possible presence of viral markers. For the North American market, Haemacure will purchase plasma from FDA-approved suppliers and then ship the plasma to the ZLB for processing. For the European market, the plasma source will originate with the ZLB. On a worldwide basis, approximately 25 million liters of plasma are collected each year, far exceeding Haemacure's plasma requirements for the production of Hemaseel HMN. The fibrinogen and thrombin will be recovered from the plasma using the patented process developed by Haemacure. The manufacturing process includes two separate and validated methods for the clearance and inactivation of a wide variety of viruses.

Work on the ZLB facility began in August 1998. Completion of the facility is scheduled for mid-2000 and the regulatory applications are expected by 2002. The term of the agreement between Haemacure and the ZLB is ten years, commencing from the first approval of Hemaseel HMN by a regulatory body.

The following table sets out certain of the manufacturing features of Hemaseel APR and Hemaseel HMN.

----------------------------  ---------------------------------  -------------------------------------------
       Description                      Hemaseel APR                            Hemaseel HMN
----------------------------  ---------------------------------  -------------------------------------------
Raw Material                  Source plasma (human)              Sourced recovered plasma (human)

Cost of Raw Material          Approximately $100 per liter       Approximately $100 per liter

Intermediate Material         Cryoprecipitate                    No intermediate step
----------------------------  ---------------------------------  -------------------------------------------
Production Yield (per liter)  Fibrinogen; 6 to 9 doses of 1 ml   Fibrinogen: 20 doses of 1 ml

                              o  Each ml contains 75-115 mg/ml   o  Each ml contains 60mg/ml
                                                                    Thrombin: 25,000 NIH units
                              Thrombin:  obtained from separate
                                         source
                              Aprotinin: obtained from separate  o  Each 60 mg of fibrinogen requires
                                         source                     500 NIH units of thrombin

                                                                 o  20 doses of fibrinogen from a liter of
                                                                    plasma requires 10,000 units of thrombin

                                                                 o  15,000 NIH units are discarded or
                                                                    available to produce Hemaseel Thrombin
----------------------------  ---------------------------------  -------------------------------------------
Formulation Kit               Freeze-dried vials                 Freeze dried vials
                              1.0 ml, 2.0 ml., 5.0 ml kits       1.0 ml, 2.0 ml., 5.0 ml kits
----------------------------  ---------------------------------  -------------------------------------------
Viral Inactivation            o  Vapor heat (two-steps)          o  Solvent detergent

                                                                 o  Dry heat
----------------------------  ---------------------------------  -------------------------------------------
Manufacturer                  Immuno AG, Austria                 ZLB, Switzerland
                              BPL, England (commencing 2002)
----------------------------  ---------------------------------  -------------------------------------------
Potential revenue yield per   US $19.6 million                   US $57.5 million
25,000 liters of plasma
----------------------------  ---------------------------------  -------------------------------------------

HemaSyst

The HemaSyst delivery system is manufactured for Haemacure by micromedics, Inc. at its facilities in Minnesota. The manufacturing agreement was signed in March 1999 and is for a term of three years. The agreement will be renewed automatically for successive one-year terms unless notice to the contrary is given by either party at least 120 days in advance.

HemaMyst

HemaMyst is manufactured for Haemacure by a third party located in the United States. There is no formal manufacturing agreement between the parties; when the product is needed, Haemacure issues purchase orders referencing agreed specifications. This arrangement provides Haemacure with security of supply with minimal capital outlay. There are a number of other potential suppliers of this product.

Sales, Marketing and Distribution

Hemaseel APR is currently distributed in the United States through a combination of direct sales and independent distributors. Haemacure has a direct sales force consisting of 16 employees, all of whom have at least eight years of experience in the sale of operating room devices. Haemacure's direct sales employees are based in major metropolitan cities in the United States and report to one of two regional managers.

In addition, Haemacure also sells in secondary metropolitan markets in the United States through 22 independent sales organizations. These distributors provide a total of 110 additional sales representatives selling Hemaseel APR and allow Haemacure to ensure complete national coverage in the United States. To assist customers in using Hemaseel APR, Haemacure has contracted with the Magellan Group of Minnesota to provide six clinical nurse specialists. These specialists are located in major cities and focus their efforts on helping customers understand product reconstitution and application.

Haemacure utilizes DDN Obergfel ("DDN") in Memphis, Tennessee to warehouse and distribute Hemaseel APR. DDN is FDA licensed for biologic products and provides safe and rapid delivery to customers.

Haemacure has implemented the following marketing and educational programs designed to educate medical professionals:

Haemacure Educational Resource Centre (HERC). The program responds to more than 100 inquiries per month from surgical professionals regarding the clinical application of fibrin sealants in specific surgical procedures.

Haemacure Regional Speaker Programs (HRSP). This program provides physicians for case presentations during "Grand Rounds" held in major institutions or for national, regional and local surgical society meetings. These physicians serve as "advocates" for fibrin sealant.

Clinical grants and programs. This program is designed to support clinical studies on the use of fibrin sealants. It aims to build a body of clinical knowledge specific to Hemaseel APR by publishing abstracts, scientific posters and clinical papers in leading medical journals. The program also promotes outcome studies demonstrating the cost benefits of using Hemaseel APR. Haemacure directed US $150,000 to such grants and programs during its 1999 fiscal year.

Commercial and scientific conventions. This program is designed to significantly increase awareness of Hemaseel APR and Haemacure in the commercial and scientific communities. Haemacure participated in some 50 surgical professional society meetings during its 1999 fiscal year. Ancillary scientific programs conducted at major national society meetings were supported by advertising in society journals.

For markets outside the United States, given the existing end-user knowledge of fibrin sealants, Haemacure believes that the use of third-party distributors is appropriate. As a result, Haemacure intends to enter into distribution agreements for the sale of its products in specific geographic areas, such as Europe, Japan and Southeast Asia.

Licensing Agreements and Corporate Alliances

Hemaseel APR

In April 1997, Haemacure entered into license and manufacturing agreements with Immuno whereby Haemacure acquired the rights to market Immuno's fibrin sealant in the United States. The agreements with Immuno were required by a consent order entered into between the United States Federal Trade Commission (the "FTC") and Baxter. The consent order required Baxter to license the rights to make, use and sell the Immuno fibrin sealant Tisseel in the United States to a viable competitor (such as Haemacure) as a condition of the FTC's approval of Baxter's acquisition of Immuno. At the time of Baxter's proposed acquisition of Immuno, Baxter's product Surgiseal and Immuno's product Tisseel were believed to be the only two fibrin sealants ready for FDA approval, an anti-competitive situation deemed unacceptable by the FTC. Subsequent to the agreement with Haemacure, approval of Baxter's fibrin sealant product, Surgiseal, was delayed at the FDA, and has yet to be approved in the United States or elsewhere. After successful negotiations with Baxter, the license and manufacturing agreements between Haemacure and Immuno were approved by the FTC in July 1997. Pursuant to the FTC consent order, the FTC appointed a trustee to oversee compliance by Baxter and Haemacure with the terms of the license and manufacturing agreements and Baxter's compliance with the terms of the consent order.

Pursuant to the license agreement, Haemacure received a perpetual license to make, use, sell, develop and import all assets relating to Immuno's fibrin sealant product then before the FDA for approval. The assets include eight patents, trade secrets, know how, clinical data, production information, quality assurance data and FDA-related information and all rights and assets to the frozen formulation of Immuno's fibrin sealant product as ultimately approved by the FDA. The license also provides Haemacure with full rights to reference
Immuno's Biologics License Application before the FDA. Pursuant to the license agreement, Baxter retained the right to do itself all things that it licensed to Haemacure. Baxter, however, cannot license the subject assets to third parties for a period of four years from the date of the license agreement. Haemacure obtained the right to sub-license the assets to third parties for a one-time payment. Pursuant to the license agreement, Baxter agreed to: (i) retain the viability and marketability of the Hemaseel APR assets, including patent maintenance and infringement defense; (ii) prevent the deterioration or impairment of the manufacturing facilities of the fibrin sealant; and (iii) assist Haemacure in the transfer of technology to Haemacure's designated manufacturing partner, which will be BPL.

The product was approved by the FDA in May 1998 and is marketed by Haemacure under the trademark Hemaseel APR. Baxter markets the identical fibrin sealant product in the United States under the trademark Tisseel VH.

The FTC may terminate the license agreement if Haemacure: (i) voluntarily ceases for 60 days to sell Hemaseel APR; (ii) abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own; or (iii) fails to obtain FDA approval before July 28, 2001 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional three years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing and that the FDA approval appears likely within that time period. Haemacure is also required to report to the FTC on a periodic basis with respect to the status of its efforts to obtain FDA approval to manufacture Hemaseel APR itself.

Under the license agreement, Haemacure is committed to make milestone payments to Immuno of US $2.5 million in each of June 2001 and June 2004 and of US $2.75 million in June 2006. In addition, Haemacure must pay US $1.5 million to Immuno when the FDA approves the manufacture of Hemaseel APR by Haemacure.

The manufacturing agreement between Immuno and Haemacure requires that Immuno manufacture Hemaseel APR for Haemacure at cost until July 28, 2000 with the possibility of an extension for an additional four years as described above. The manufacturing agreement provides that Haemacure is entitled to volume variations and improvements in manufacturing made during the term of the manufacturing agreement. The manufacturing agreement also covers Immuno's supply of Hemaseel APR (FF).

Due to the fact that Immuno improved the frozen formulation after the effective date of the FTC consent order (March 23, 1997), Haemacure was required to negotiate with Immuno for a separate license for these improvements. In August 1999, Haemacure and Immuno executed a letter of understanding for the improvements, providing for a 4% royalty to Immuno with respect to Haemacure's sales of Hemaseel APR (FF). The terms and conditions of a definitive agreement will be negotiated after an application for frozen formulation is filed with the FDA.

ZLB

In March 1996, pursuant to a cooperation and license agreement between the ZLB and Haemacure, the ZLB began making Hemaseel HMN for clinical trials and started construction on a dedicated manufacturing facility for this product. The parties signed a new licensing agreement, dated June 1999, whereby the ZLB acquired the right to market Hemaseel HMN and a worldwide non-exclusive license to Haemacure's patents and technology relating to Hemaseel HMN. At the same time, the ZLB also made an equity investment in Haemacure of US $9.8 million, as a result of which the ZLB became Haemacure's largest shareholder. The ZLB, pursuant to the license agreement, assumed all future financial and managerial responsibilities with respect to the completion of clinical trials for Hemaseel HMN in the United States and Europe, as well as for the completion of regulatory submissions and licensing of Hemaseel HMN. The ZLB did not obtain rights to the trademark Hemaseel.

As part of the new agreements, the ZLB relinquished exclusive manufacturing rights to Hemaseel HMN, providing Haemacure with greater flexibility in developing its various fibrin sealant technologies. In addition, Haemacure will receive a royalty on all products manufactured by the ZLB that incorporating Haemacure's patents. Haemacure and the ZLB also entered into a supply agreement, whereby the ZLB agreed to complete its dedicated manufacturing facility and supply Haemacure with Hemaseel HMN and improved products based on Haemacure technology for a period of ten years from the date of first United States or European regulatory approval. Completion of the facility is scheduled for mid-2000 and the regulatory applications are expected by 2002. See "Manufacturing - Hemaseel HMN."

On June 7, 2000, the ZLB announced that it had been sold by the Swiss Red Cross to CSL Limited, identified in the announcement as Australia's largest manufacturer of biopharmaceutical products. The announcement also stated that CSL Limited is bound by contract to continue operating the ZLB as an autonomous company in Bern, Switzerland and employing its present staff. The sale should not, in Haemacure's view, affect the enforceability of Haemacure's agreements with the ZLB. Haemacure further believes that the sale should not have a negative impact on its operations or on the manufacturing of Hemaseel HMN. However, no assurances can be given in this regard.

Research and Development

Haemacure's long-term research and development strategy includes development of new products based on its fibrin sealant proprietary technology. In particular, Haemacure will concentrate on the clinical development of Hemaseel APR and Hemaseel HMN for additional surgical applications. In this regard, Haemacure intends to conduct clinical trials in the United States and Europe. Haemacure will also concentrate on the development of specific delivery devices for its fibrin sealant products, such as devices for PCTA closures. Haemacure intends to develop prototypes and carry out clinical trials and studies in conjunction with hospitals, surgeons and interventional cardiologists.

Haemacure also plans to conduct research and development with respect to its Hemaseel HMN (FF) formulation. This will be carried out at its facilities in Kirkland, Quebec.

Finally, Haemacure intends to conduct clinical studies with respect to the application of Hemaseel APR and Hemaseel HMN as adhesion prevention agents. These clinical studies will be carried out in the United States in conjunction with abdominal surgeons, spinal surgeons and neurosurgeons.

Intellectual Property

Patent Protection

Haemacure holds three United States patents with respect to the manufacturing of the fibrinogen component of its fibrin sealant proprietary technology and another United States patent with respect to the manufacturing of the thrombin component of its proprietary technology. These four patents were filed under the Patent Cooperation Treaty ("PCT"), to which some 50 countries are signatories. PCT signatory countries will grant Haemacure's patent applications priority over more recent applications made by third parties for the same invention, provided that Haemacure has initiated PCT procedures within one year from the filing of its application with a signatory country. Haemacure also has a patent pending in the United States with respect to its use of fibrin sealant combined with hyaluronic acid and holds United States patents for a biocompatible surgical implant and artificial collagen.

Pursuant to license arrangements with Immuno, Haemacure owns the perpetual right to eight patents with respect to Hemaseel APR, Hemaseel APR (FF) and the
Duploject equivalent. Immuno is responsible for patent maintenance and infringement defense and prosecution. Immuno made customary representations regarding the validity, enforcement and non-infringement of the patents and technology encompassing the products and assets licensed by Haemacure.

Pursuant to the license agreement with the ZLB, Haemacure granted a non-exclusive license to make, use and sell fibrin sealant products incorporating Haemacure's patented technology, including the four patents covering the process. Haemacure is responsible for patent maintenance and infringement defense and prosecution. Haemacure made customary representations regarding the validity, enforcement and non-infringement of the patents and technology licensed to the ZLB.

Haemacure's policy is to seek patent protection for its technology. Haemacure believes that patent and trade secret protection is important in its business and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
                                                                  Patent
               Title                 Country      Filing Date     Number     Issue Date    Expire Date         Status
-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
Process/fibrin glue production    United States    30/10/1997    5,981,254    9/11/1999    10/10/2017    Issued
                                  Australia        30/10/1998        -            -        30/10/2018    Filing in progress
                                  Canada           30/10/1998        -            -        30/10/2018    Filing in progress
                                  Europe           30/10/1998        -            -        30/10/2018    Filing in progress
                                  Israel           30/10/1998        -            -        30/10/2018    Filing in progress
                                  India            29/10/1998        -            -        29/10/2012    Pending
                                  Japan            30/10/1998        -            -        30/10/2018    Filing in progress
                                  Norway           30/10/1998        -            -        30/10/2018    Filing in progress
                                  New Zealand      30/10/1998        -            -        30/10/2018    Filing in progress
                                  Poland           30/10/1998        -            -        30/10/2018    Filing in progress
                                  Russia           30/10/1998        -            -        30/10/2018    Filing in progress
-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
Process/"salting out"             United States    23/2/1993     5,395,923     7/3/1995    7/3/2012      Issued
                                  Canada           18/1/1994         -            -        18/1/2014     Pending
                                  Australia        28/2/1994       678,439     1/4/1997    28/2/2014     Issued
                                  Europe           28/2/1994     0,748,337    30/6/1999    28/2/2014     Issued
                                  Japan            28/2/1994         -            -        28/2/2014     Pending
                                  Norway           28/2/1994         -            -        28/2/2014     Pending
                                  Russia           28/2/1994     2,130,946    27/5/1999    28/2/2014     Issued
-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
Process/acidic precipitation      United States    23/2/1993     5,290,918     1/3/1994    1/3/2011      Issued
                                  Canada           18/1/1994         -            -        18/1/2014     Pending
-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
Therapeutic grade thrombin        Unites States    21/9/1994     5,506,127     9/4/1996     9/4/2013     Issued
                                  Australia        21/9/1995       711,298    18/8/1999    21/9/2015     Issued
                                  Europe           21/9/1995         -            -        21/9/2015     Pending
                                  Japan            21/9/1995         -            -        21/9/2015     Pending
                                  Norway           21/9/1995         -            -        21/9/2015     Pending
                                  Russia           21/9/1995     2,144,018        -        21/9/2015     Issued

-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
Fibrin sealants/hyaluronic acid   United States    17/11/1998        -            -        17/11/2018    Pending
                                  Canada           17/11/1998        -            -        17/11/2018    Pending
                                  Europe           17/11/1998        -            -        17/11/2018    Pending
                                  Norway           17/11/1998        -            -        17/11/2018    Pending
-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
Biocompatible surgical implant    United States    26/1/1994     5,630,842    20/5/1997    20/5/2014     Issued
                                  Canada           27/7/1993         -            -        27/7/2013     Pending
-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------
Artificial collagen               United States    27/9/1996     5,856,308     5/1/1999    27/9/2116     Issued
-------------------------------- --------------- ------------- ------------ ------------- ------------- --------------------

On May 1, 2000, the Corporation was advised that an opposition had been filed in the European Patent Office by a third party with respect to the Corporation's "salting out" patent. The opposition claims that the "salting out" process is not patentable due to lack of inventive activity. Haemacure is in the process of evaluating the opposition but is of the view that the opposition, even if successful, would not have a material adverse effect to Haemacure's operations.

Trademarks

Haemacure has registered the trademark Hemaseel in Canada, the United States and the European Community. Haemacure will consider the possibility of filing applications for registration in respect of Hemaseel APR, Hemaseel APR (FF), Hemaseel HMN and Hemaseel HMN (FF), even though these may be protected by the trademark Hemaseel. Haemacure intends to apply for registration of the trademark HemaMyst in the United States and in other countries as distribution of the product warrants.

Regulatory Affairs

Haemacure's existing and proposed products, research and development and planned commercialization activities are subject to regulation by numerous governmental authorities, principally the FDA in the United States, and corresponding regulatory agencies in other countries. The United States Food, Drug and Cosmetic Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, manufacturing conditions, safety, efficacy, labelling and storage, record keeping, advertising and the promotion of medical devices, biologics and drugs. Product development and approval within this regulatory framework can take a number of years and involve the expenditure of substantial resources.

Additionally, in order for Haemacure to market its products in Europe and other foreign countries, Haemacure and/or its partners, if any, must obtain required regulatory approvals and comply with extensive regulations governing safety, quality and manufacturing processes. These regulations vary significantly from country to country. The time required to obtain approval to market products outside the United States may be longer or shorter than that required in the United States.

Regulation by governmental authorities in the United States, Canada and other countries is a significant factor in the production and marketing of Haemacure products.

Biological Products

Hemaseel APR, Hemaseel APR (FF) and Hemaseel HMN are considered biologics by the FDA and, in the United States, are under the jurisdiction of the Center for Biologics Evaluation and Research ("CEBR"). In order to obtain regulatory approval, biological products must go through the following four-step procedure, generally after successfully completing extensive pre-clinical studies:

(i) an Investigational New Drug Application ("IND") must be filed. An IND is a request for FDA authorization to administer an investigational new drug to humans. This step requires 30 days in the United States. This step is not yet harmonized between the 15 countries of the European Union (the "EU") and the time required varies from one country to another;

(ii) clinical trials are then conducted. These are generally divided into three phases. Although, in general, the phases are conducted sequentially, they may overlap. The three phases are as follows:

      (a) Phase I represents the initial introduction of an investigational new drug into humans. Phase I studies are closely monitored and conducted in a limited number of patients or volunteer subjects. These studies are designed to explore biological phenomena, to determine the metabolism and pharmacologic actions of the product, the side effects associated with increasing doses and, if possible, to gain early evidence with respect to effectiveness;

      (b) Phase II includes controlled studies conducted on a relatively small number of patients to evaluate the effectiveness of the product for a particular indication or application and to determine the common short-term side effects and risks associated with the product. In particular, pharmacokinetics (dosage requirements) are determined in Phase II;

      (c) Phase III studies are expanded, randomized and controlled trials conducted on a relatively large number of patients. They are performed after preliminary evidence suggesting effectiveness of the product has been obtained and are intended to gather the additional information respecting safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide an adequate basis for labelling;

(iii) upon  completion of the final trial,  the following are filed: a Biologics
      License   Application   ("BLA")  in  the  United  States,   and  a  Market
      Authorization Application ("MAA") in the EU; and

(iv) upon satisfactory demonstration of meeting all regulatory requirements, a Biologics License in the United States, and a Commission Authorization in the EU are issued, approving the product for market distribution.

Medical Devices

In the United States, medical devices are classified into three different classes (Class I, Class II and Class III) on the basis of controls deemed necessary to reasonably ensure the safety and effectiveness of the device. Class I devices are subject to general controls relating to labelling, pre-market notification and adherence to the FDA's good manufacturing practices ("GMP"), as recently codified in quality system regulation requirements. Class II devices are subject to general and special controls relating to performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are those which must receive pre-market approval by the FDA to ensure their safety and effectiveness. Class III devices are generally life sustaining, life supporting and implantable devices, or new devices that have been found not to be substantially equivalent to legally marketed devices.

Unless specifically exempted from these requirements, before a new medical device can be marketed, marketing clearance must be obtained through a pre-market notification under Section 510(k) of the United States Food, Drug & Cosmetic Act or a pre-market approval ("PMA") application under Section 515 of the said Act. A 510(k) clearance will typically be granted by the FDA if it can be established that the device is substantially equivalent to a "predicate device," which is a legally marketed Class I or Class II device or a pre-amendment Class III device (i.e., one that has been marketed since a date prior to May 28, 1976) for which the FDA has not called for PMAs. It generally takes four to twelve months from the date of a 510(k) submission to obtain clearance, but it may take longer.

A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a pre-amendment Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The FDA review of a PMA application generally takes one to three years from the date the PMA application is accepted for filing, but may take significantly longer. If regulatory requirements have been fulfilled to the satisfaction of the FDA, the FDA will issue a PMA letter, authorizing marketing of the device for certain indications.

If human clinical trials of a device are required, either for a 510(k) pre-market notification or a PMA application, and the device presents a "significant risk," a sponsor of the trial may be required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials.

Compliance

If clearance or approval for a given product is obtained, the product will be subject to pervasive and continuing regulation by the FDA. For example, Haemacure and its manufacturing partners will be subject to routine inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to biologics and medical devices marketed in the United States, such as labelling regulations, applicable GMP requirements, the Adverse Reaction Reporting regulations (which require a manufacturer to report to the FDA certain types of adverse events involving its products), and the FDA prohibitions against promoting products for unapproved or "off-label" uses.

The FDA regulates the manufacturing, product testing, and marketing of both medical devices and biologics. Manufacturers of biologics and medical devices are required to comply with applicable GMP, which include requirements relating to product design, manufacturing processes, product testing, and quality assurance, as well as the corresponding maintenance of records and documentation. In addition, Haemacure is required to provide information to the FDA on death or serious injuries alleged to have been associated with the use of its biologics and medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur.

A number of Haemacure's competitors have products that contain thrombin, an FDA-licensed biological drug. As a result, the FDA considers such products to be a combination product subject to jurisdiction by CBER and the Center for Devices and Radiological Health (the "CDRH"). The FDA has assigned lead review responsibility to the CDRH for these combination products. Haemacure believe that this decision was significant, as fibrin sealants containing human plasma are regulated as biological drugs, which may substantially increase the duration and complexity of their regulatory approval processes compared to that of combination products of Haemacure's competitors.

Haemacure, as well as any third-party manufacturers of its products, will be subject to inspections by the FDA for compliance with applicable GMP, recently codified in the quality system regulation requirements, which include requirements relating to manufacturing conditions, extensive testing, control documentation and other quality assurance procedures. Haemacure has not yet undergone an FDA quality system regulation inspection but expects to do so as part of the approval process for Hemaseel APR.

Competition

Haemacure believes that fibrin sealants face competition in the United States from existing methodologies for controlling bleeding and sealing wounds resulting from surgery, such as hemostatic powders and sponges, as well as from collagen-based hemostats and traditional sutures and staples marketed by companies such as Johnson & Johnson, United States Surgical Corporation and American Home Products Corporation. Certain of these products can be complementary to fibrin sealants and may increase in effectiveness when used in combination with fibrin sealants.

With respect to fibrin sealants, Baxter is currently Haemacure's only competitor in the United States. Both Baxter and Haemacure currently sell the same product under different trade names. In 1999, Baxter realized approximately 75% of fibrin sealant sales in the United States compared to Haemacure's 25%. In addition, both have access to the frozen formulation expected to be introduced to the market in the United States in 2001.

In the United States, there are several fibrin sealants under development, including those by Baxter, Aventis Behring, Omrix, the American Red Cross, Convatec (a subsidiary of Bristol-Myers Squibb Company) and V.I. Technologies, Inc. (Vitex).

A new generation of fibrin sealants is being developed and introduced in the market without the anti-fibrinolytic agent aprotinin. Aprotinin, which is derived from bovine plasma, is being replaced by non-animal based anti-fibrinolytic agents. The two recognized non-animal based anti-fibrinolytic agents are Epsilon-amino carproic acid ("EACA") and Tranexamic acid ("TA"). Haemacure's proprietary and patented fibrin sealant manufacturing process uses EACA. EACA is added in the fibrinogen manufacturing process to extract the plasminogen, and EACA is then itself removed from the final product.

Due to the fact that Haemacure has patented its manufacturing process, which involves EACA, a majority of other fibrin sealant manufacturers use TA in their manufacturing process as an anti-fibrinolytic agent in replacement of aprotinin, so as to suppress the activity of plasminogen inherent in the fibrinogen component. TA is used in various concentrations to slow the fibrinolysis activity.

In October 1999, the Medicines Control Agency of Great Britain issued a warning against the off-label use of Quixil in neurosurgery and spinal surgery. Quixil, which is manufactured by Omrix, S.A., is a fibrin sealant containing TA. The warning was issued as a result of the deaths of two patients in neurosurgery due to a toxic reaction in association with the use of Quixil. Recent medical literature has confirmed the toxicity of TA in nuerosurgical application. Neurosurgery represents a potentially significant market for fibrin sealant.

A number of products have recently been introduced to the United States market using cyanoacrylates or either collagen or polymer technologies. Certain other products are still in the clinical stage in the United States and overseas. Haemacure believes that some of these new products may perform better than fibrin sealants in particular applications or with respect to one of the four benefits (hemostatis, tensile strength, sealing ability and tissue bonding), but the none of these products is likely to perform as well as fibrin sealants in providing all four benefits.

Item 2.  Description of Property.

Haemacure leases the following real properties:

Location                           Area             Purpose        Lease Expires
--------                           ----             -------        -------------

Kirkland, Quebec...........   20,000 sq. ft.     Laboratories       March 2005
Montreal, Quebec...........    4,000 sq. ft.        Office           May 2002
Sarasota, Florida..........    3,600 sq. ft.        Office            Yearly

The Corporation has sub-leased part of the Kirkland, Quebec facility to a third party until the expiration of its own lease in March 2005. The sub-lessee has the option to terminate the sub-lease on December 31, 2001.

Item 3.  Legal Proceedings.

Haemacure is not a party to any material legal proceedings.

Item 4.  Control of Registrant.

The following table includes the name of the shareholders owning of record or beneficially, to the knowledge of the Company, more than 10% of the issued and outstanding Common Shares of the Company as of August 1, 2000, as well as the total amount of Common Shares owned of record or beneficially by the directors and officers of the Company as a group:

                                                    Number of
Name and place of residence                        shares held      Percentage
---------------------------                        -----------      ----------

ZLB Central Laboratory Blood Transfusion            4,604,332         19.2%
Service SRC (Swiss Red Cross)
Bern, Switzerland

Societe generale de financement du Quebec           2,759,554         11.5%
Montreal, Quebec

Directors and officers as a group                   1,390,195          5.8%


Item 5.  Nature of Trading Market.

      The Common Shares of the Company are traded on the Toronto Stock Exchange under the symbol "HAE.TO" and were also, until December 3, 1999, listed on the Montreal Stock Exchange. Currently, the Common Shares are not traded on a United States exchange or listed for quotation on any United States quotation system. The following table sets forth, for the periods indicated, the high and low sale prices per share (in Canadian Dollars) for the Company's Common Shares on both the Toronto Stock Exchange and the Montreal Stock Exchange for the fiscal quarters indicated below.

      Fiscal 1998                            High                Low
      -----------                            ----                ---
          First Quarter                     $ 4.50             $ 2.75
          Second Quarter                    $ 6.25             $ 2.30
          Third Quarter                     $ 7.50             $ 4.50
          Fourth Quarter                    $ 6.50             $ 4.70

      Fiscal 1999
      -----------
          First Quarter                     $ 6.00             $ 4.80
          Second Quarter                    $ 4.85             $ 3.30
          Third Quarter                     $ 4.65             $ 2.75
          Fourth Quarter                    $ 4.00             $ 2.31

      Fiscal 2000
      -----------
          First Quarter                     $ 3.40             $ 1.80
          Second Quarter                    $ 5.75             $ 2.80


Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.

The Company is a Canadian corporation. Most of the directors, controlling persons and officers of the Company are residents of Canada and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons or officers who are not residents of the United States or to realize, in the United States, upon judgments of courts of the United States predicated upon the civil liability under Federal securities laws of the United States. There is doubt as to enforceability in Canada against the Company or against any of its directors, controlling persons or officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon Federal securities laws of the United States.

There is no law, regulation or governmental decree in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common stock, other than withholding tax requirements described in Item 7 below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident of Canada to hold or vote the Company's Common Shares, other than as provided in the Investment Canada Act. The following summarizes the principal relevant features of the Investment Canada Act.

Under the Investment Canada Act, the acquisition of control of a Canadian business by a non-Canadian (which would include an entity organized in the United States) is subject to notification and could be subject to a review procedure. A non-Canadian would acquire control of the Company for purposes of the Investment Canada Act if it acquired a majority of the Common Shares, or less than a majority, but one-third of the Common Shares, unless it can demonstrate that it does not thereby control the Company, or if it acquired all or substantially all of the assets of the Company.

Under the Investment Canada Act, the size of the Canadian business is measured against thresholds to determine if review or notification is required. In a transaction that involves a national of a member country of the World Trade Organization (the "WTO") (which includes the United States), the transaction is not reviewable, and is subject to the notification requirement only if, on a direct acquisition of control, the Canadian business has gross assets of less than a specified amount, currently approximately US $129 million. An indirect acquisition of control is not reviewable, unless the value of the assets of the Canadian control is nevertheless subject to notification. In circumstances where the acquiror is not a WTO investor or the Canadian business falls within a special category, such as a business involving culture, heritage, transportation services, financial services or uranium mining, the threshold for review of a direct acquisition is approximately US $3.4 million and, for an indirect acquisition, is approximately US $33.7 million. With respect to the direct acquisition of control of certain businesses related to Canada's cultural heritage or national identity which are below the threshold, Canada's Governor in Council has the power to order the review of such investments. In the case of a reviewable transaction, the acquiror must be able to demonstrate that the investment is likely to be of "net benefit to Canada."

A non-Canadian must file a notification each and every time it acquires control of an existing Canadian business where the acquisition of control is not a reviewable transaction.

Certain transactions in relation to the Company's Common Shares would be exempt from the Investment Canada Act, including:

      a) an acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

      b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

      c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

Item 7.  Taxation.

Investors in the Common Shares should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) tax laws to which they may be subject.

The brief discussion below summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of the Company's Common Shares for an investor who (i) is not resident in Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (ii) is resident in the United States and not resident in Canada for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), (iii) holds his Common Stock as capital property, (iv) does not and is not deemed to carry on business in Canada, and
(v) does not and is not deemed to perform independent personal services in Canada. Such discussion is based on the current provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the current administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada before the date hereof. The discussion is general only and is not a substitute for independent advice from an investor's own tax advisor.

Dividends on Common Shares

Generally, a shareholder of the Company resident in the United States is subject to Canadian withholding tax at the rate of 15% on dividends paid by the Company. The rate of Canadian withholding tax is reduced to 5% if the shareholder is a corporation resident in the United States which beneficially owns at least 10% of the voting stock of the Company.

Disposition of Common Shares

Generally, a shareholder resident in the United States would not be subject to Canadian tax on taxable capital gains realized on a disposition of Common Shares, unless the shareholder, persons with whom the shareholder did not deal at arm's length, or the shareholder, together with all such persons, owned 25% or more of the shares of any class of the Company's stock at any time in the five years preceding the disposition. However, the Convention will generally relieve United States residents from liability for tax under the Tax Act on capital gains derived on a disposition of Common Shares unless the value of the shares of the Company is derived principally from real property in Canada. The Company does not believe that the value of its shares is currently derived principally from real property in Canada.

Item 8.  Selected Financial Data.

Selected Financial Information

The following table sets forth summary financial data and other financial and operating data of the Company. The summary financial data for the five years ended October 31, 1999 are derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent chartered accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this registration statement.

The Company's Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles as observed in Canada ("Canadian GAAP"). In certain respects, Canadian GAAP differs from generally accepted accounting practices obtaining in the United States ("U.S. GAAP"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15 to the Company's Consolidated Financial Statements, included elsewhere in this registration statement, for a description of material differences between U.S. GAAP and Canadian GAAP as they relate to the Consolidated Financial Statements of the Company and a reconciliation to U.S. GAAP of the Company's net losses, balance sheets and cash flow statements.


                                  Six Months Ended
                                     April 30,                            Fiscal Years Ended October 31,
                               -----------------------    --------------------------------------------------------------
                                  2000         1999          1999         1998          1997         1996         1995
                                  ----         ----          ----         ----          ----         ----         ----
                                    (unaudited)
                                            (in thousands of Canadian Dollars, except per-share amounts)
Statement of Operations Data:

Amounts in accordance
  with Canadian GAAP:
Total Revenue                    $ 5,944     $ 2,114      $  5,766      $  1,063      $ 1,041      $   652      $    38
Operating Expenses(1)             10,450       9,292        21,781        14,302        9,620        5,188        2,811
Loss Before Income Taxes          (4,903)     (7,592)      (16,853)      (13,631)      (8,664)      (4,686)      (2,915)
Net Loss                          (4,921)     (7,612)      (16,916)      (13,656)      (8,690)      (4,494)      (2,843)
Net Loss Per Common Share
   (Basic)                       $ (0.31)    $ (0.63)     $  (1.26)     $  (1.24)     $ (0.79)     $ (0.58)     $ (0.51)

Amounts in accordance
  with U.S. GAAP(1)
Total Revenue                    $ 5,944     $ 2,114      $  5,766      $  1,063      $ 1,041      $   652      $    38
Operating Expenses:               10,495       8,910        21,458        14,932        9,527        5,293        2,842
Loss Before Income Taxes          (4,948)     (7,210)      (16,530)      (14,261)      (8,571)      (4,791)      (2,946)
Net Loss                          (4,966)     (7,230)      (16,593)      (14,286)      (8,597)      (4,599)      (2,874)
Net Loss Per Common Share
   (Basic)                       $ (0.31)    $ (0.60)     $  (1.24)     $  (1.30)     $ (0.78)     $ (0.59)     $ (0.52)

-----------------------------
(1)  Operating  expenses  are defined as total  expenses,  less the total of interest on other liabilities,  interest on long-term debt, and other financial expenses.



                                       24


                                     At April 30,                                  At October 31,
                               -----------------------    --------------------------------------------------------------
                                  2000         1999          1999         1998          1997         1996         1995
                                  ----         ----          ----         ----          ----         ----         ----
                                    (unaudited)

Balance Sheet Data:

Amounts in accordance
  with Canadian GAAP:
Cash and Cash Equivalents        $  1,894    $  1,921     $  1,421      $  2,493      $  1,166     $ 16,928     $   450
Temporary Investments               2,864       2,446        9,832         9,656        16,470       10,081          --
Working Capital                     7,362       5,578       12,140        11,022        17,368       27,735         745
Total Assets                       21,861      22,498       26,525        29,968        22,814       31,665       3,652

Long-term Debt                        924         920          918           922           935        1,034       1,108
Other Liabilities                  10,590       9,698       10,162         9,840            --           --          --

Share Capital                      64,903      50,245       64,878        49,367        42,110       42,110       6,980
Deficit                           (57,392)    (43,168)     (52,472)      (35,556)      (21,900)     (13,210)     (6,353)
Shareholders' Equity             $  7,511    $  7,077     $ 12,406      $ 13,811      $ 20,210     $ 28,900     $   627

Amounts in accordance with
   U.S. GAAP:
Cash and Cash Equivalents        $  1,894    $  1,921     $  1,421      $  2,493      $  1,166     $ 16,928     $   450
Temporary Investments               2,864       2,446        9,832         9,656        16,470       10,081          --
Working Capital                     7,362       5,578       12,140        11,022        17,368       27,735         745
Total Assets                       21,634      22,374       26,343        29,154        22,398       31,156       3,423

Long-term Debt                        924         920          918           922           935        1,034       1,108
Other Liabilities                  10,590       9,698       10,162         9,840            --           --          --

Share Capital(2)                   62,697      48,039       62,672        46,852        39,364       39,364       6.597
Deficit                           (55,414)    (41,086)     (50,448)      (33,855)      (19,570)     (10,973)     (6,199)
Shareholders' Equity             $  7,283    $  6,953     $ 12,224      $ 12,997      $ 19,794     $ 28,391     $   398

-----------------------------
(2)  Figure for fiscal 1998 includes share capital, paid-up and not issued, amounting to $7,101,544.



Dividends

To date, the Company has not paid any dividends on its Common Stock and does not intend to declare any cash dividends in the foreseeable future.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this registration statement on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, the risks discussed from time to time in the Company's filings with regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. In such event, Haemacure does not intend, and does not assume any obligation, to update these forward-looking statements.

The figures appearing in this Item are in Canadian Dollars and United States Dollar equivalents, based on rates prevailing at the end of the relevant period.

Six Months Ended April 30, 2000 Compared to Six Months Ended April 30, 1999

Revenues for the six-month period ended April 30, 2000 were Cdn. $5.9 million (US $4.0 million) compared to Cdn. $2.1 million (US $1.4 million) for the same period in 1999, representing an increase of approximately 181%. Sales were Cdn. $5.7 million (US $3.8 million) for the first two quarters of fiscal 2000 compared to Cdn. $1.9 million (US $1.3 million) for the same period of fiscal 1999, representing an increase of 200%. The increase was principally due to increased sales of Hemaseel APR.

Cost of sales, selling and marketing expenses was Cdn. $6.5 million (US $4.4 million) for the first six months of fiscal 2000 compared to Cdn. $4.2 million (US $2.9 million) for the same period in fiscal 1999, representing an increase of 55%. The increase in cost of sales, selling and marketing expenses reflected Haemacure's heightened sales and marketing activities and the cost of additional product sold.

Research and development expenses were Cdn. $607,000 (US $410,000) for the six months ended April 30, 2000 compared to Cdn. $2.5 million (US $1.7 million) for the six-month period ended April 30, 1999, partly attributable to the transfer of responsibility for Phase III clinical trials of Hemaseel HMN to the ZLB.

General and administrative expenses were Cdn. $2.4 million (US $1.6 million) for the six months ended April 30, 2000 compared to Cdn. $1.6 million (US $1.1 million) for the six months ended April 30, 1999, representing an increase of 48%. The increase results in part from costs incurred in connection with the negotiation of the agreement with BPL.

Net loss for the six months ended April 30, 2000 was Cdn. $4.9 million (US $3.3 million) compared to Cdn. $7.6 million (US $5.2 million) for the first two quarters of fiscal 1999.

Fiscal 1999 Compared to Fiscal 1998

Revenues for the fiscal year ended October 31, 1999 were Cdn. $ 5.8 million (US $3.9 million) compared to Cdn. 1.1 million (US $0.7 million) for the fiscal year ended October 31, 1998. Sales were Cdn. $5.5 million (US $3.7 million) in fiscal 1999 compared to Cdn. 318,000 (US $206,000) for fiscal 1998, reflecting the introduction of Hemaseel APR. Sales of Hemaseel APR rose steadily during each quarter of fiscal 1999. Investment income was Cdn. $312,000 (US $212,000) in fiscal 1999 compared to Cdn. $745,000 (US $483,000) in fiscal 1998.

Cost of sales, selling and marketing expenses was Cdn. $12.0 million (US $8.2 million) for fiscal 1999 compared to Cdn. $4.3 million (US $2.8 million) for fiscal 1998. The significant increase in cost of sales, selling and marketing expenses reflected Haemacure's greater sales and marketing activities related to Hemaseel APR and the cost of additional product sold. In addition, in fiscal 1999, there was a provision for outdated inventory in the amount of Cdn. $3.4 million.

General and administrative expenses were Cdn. $3.4 million (US $2.3 million) in fiscal 1999 compared to Cdn. $4.4 million (US $2.9 million) in fiscal 1998, a decrease of Cdn. $1.0 million (US $0.6 million), reflecting cost cutting measures implemented throughout Haemacure. Research and development expenses decreased to Cdn. $4.3 million (US $2.9 million) in fiscal 1999 from Cdn. $5.4 million (US $3.5 million) in fiscal 1998, attributable in part to the transfer of responsibility for Phase III clinical trials of Hemaseel HMN to the ZLB.

Interest expenses were Cdn. $838,000 (US $570,000) in fiscal 1999 compared to Cdn. $391,000 (US $253,000) in fiscal 1998. This increase resulted in large part from accruing the net present value of future payments under the

Hemaseel APR license agreement. The difference between actual, future payments and the net present value of those payments is treated as interest and amortized over ten years.

Net loss for fiscal 1999 was Cdn. $16.9 million (US $11.5 million) compared to a net loss of Cdn. $13.7 million (US $8.9 million) for fiscal year 1998. The net loss for fiscal 1999 includes a one-time inventory write-off of Cdn. $3.4 million. Lower than expected sales levels, combined with the manufacturer's requirements to schedule production six months in advance, resulted in this provision. The remainder of the increase in net loss is attributable to the rise in sales and marketing expenses associated with the development and implementation of promotional and educational programs and services related to Hemaseel APR.

Fiscal 1998 Compared to Fiscal 1997

Revenues for the fiscal year ended October 31, 1998 were Cdn. $1.1 million (US $0.7 million) compared to Cdn. $1.0 million (US $0.7 million) for the fiscal year ended October 31, 1997. Sales of Hemaseel APR commenced at the end of the third quarter of fiscal 1998 and amounted to Cdn. $318,000 (US $206,000) by year-end. Sales of Hemaseel APR doubled every month during the final quarter of the fiscal year. Investment income was Cdn. $745,000 (US $483,000) in fiscal 1998 compared to Cdn. $1.0 million (US $0.7 million) in fiscal 1997.

Investment tax credits were Cdn. $100,000 (US $65,000) in fiscal 1998 compared to Cdn. $265,000 (US $188,000) in fiscal 1997, reflecting a reduction in Haemacure's research and development expenditures.

Cost of sales, selling and marketing expenses were Cdn. $4.3 million (US $2.8 million) in fiscal 1998 compared to a nominal amount in fiscal 1997. General and administrative expenses were Cdn. $4.4 million (US $2.9 million) in fiscal 1998 compared to Cdn. $3.2 million (US $2.3 million) in fiscal 1997.

Research and development costs were Cdn. $5.4 million (US $3.5 million) in fiscal 1998 compared to Cdn. $7.0 million (US $5.0 million) in fiscal 1997, reflecting improved cost controls and administration in this area.

As a result of the accrual of discounted future payments to be made under the Hemaseel APR license agreement, total interest expenses recorded increased to Cdn. $391,000 (US $253,000) in fiscal 1998 from Cdn. $85,000 (US $60,000) in fiscal 1997.

Net loss was Cdn. $13.7 million (US $8.9 million) for fiscal 1998 compared to Cdn. $8.7 million (US $6.2 million) for fiscal 1997. This increase is attributable to higher expenses offset by only a marginal increase in revenues.

Liquidity and Capital Resources

Prior to the launch of Hemaseel APR, Haemacure funded its operations, research and development, clinical trials, capital expenditures and investments through share issuances, long-term debt, refundable tax credits and grants. Since the launch of Hemaseel APR, sales revenues have also contributed to the financing of Haemacure's operations. During fiscal 1999, Haemacure devoted a significant portion of its cash resources to the marketing of Hemaseel APR and the HemaSyst delivery system, and to the development of increased market share.

Haemacure's cash position, which consists of cash and cash equivalents, was Cdn. $1.9 million (US $1.3 million) as at April 30, 2000.

On June 19, 2000, the Company closed a public offering of 6,046,595 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Company from the offering were approximately US Cdn. $11,325,000, after deduction of the agents' fees and expenses of the offering amounting to Cdn. $1,675,000. On August 1, 2000, the Company closed an additional public offering of 1,860,382 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Company from the offering were approximately Cdn. $3,700,000, after deductions of the agents' fees and expenses of the offering amounting to approximately Cdn. $300,000. The Company expects to use approximately Cdn. $12,000,000 of such amount, over a three-year period, for the purchase of equipment to be used by BPL in the manufacturing of the Company's products at BPL's facility in England and for leasehold improvements at such facility. See notes 14(a) and 14(b) of the Company's Consolidated Financial Statements.

Inflation

Historically, inflation has not had a significant impact on Haemacure's business or results of operations.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of the Company included in this registration statement have been prepared in accordance with Canadian GAAP. The key items affecting the reconciliation of the Company's financial statements to U.S. GAAP are the treatment of unrealized gains and losses on translation of U.S.-Dollar long-term debt and the treatment of research and development equipment. See Note 15 to the Company's Consolidated Financial Statements for a discussion of the significant differences between U.S. GAAP and Canadian GAAP relevant to the Company.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

Haemacure qualifies as a "small business issuer" under Rule 405 promulgated under the Securities Exchange Act of 1934 and, therefore, is not obligated to make disclosures under Item 9A. However, the following sets forth Haemacure's general exposure to market risk relating to changes in interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary as a result of many factors, including material changes in interest rates and foreign currency exchange rates.

Interest Rate Sensitivity

At June 30, 2000, Haemacure had long-term debt of Cdn $968,000. This debt bears interest at a variable rate. An increase of 1% in the interest rate will increase annual interest payments by approximately $10,000.

Haemacure does not currently hedge against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

Haemacure's operating results are set forth in Canadian dollars. Revenues are typically received from United States sources in United States dollars, while expenses are paid primarily in United States dollars and, to a lesser extent, in Canadian dollars. Accordingly, to a certain extent, operating results can be affected by fluctuations in the United States dollar exchange rate.

In its ordinary course of business, Haemacure enters into transactions denominated in foreign currencies. As a result, Haemacure is generally subject to exposure from fluctuations in foreign currency exchange rates. As of June 30, 2000, Haemacure had commitments consisting of approximately 10 million Euros, in various European currencies, relating to the purchase of equipment for use at BPL's facility in England.

Haemacure is not currently a party to any foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. Historically, the effect of movements in foreign currency exchange rates has not had a material impact on Haemacure's operating results.


Item 10.  Directors and Officers of Registrant.

Management

As of March 31, 2000, Haemacure and HAE-US had a total of 46 employees, of which 27 were engaged directly in sales and marketing, 13 in finance and administration, and 6 in product development, regulatory affairs and quality assurance. Haemacure maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel. No employee of Haemacure is represented under a collective bargaining agreement, nor has Haemacure experienced any work stoppage, or employee-related litigation.

The following is a summary of the relevant experience of the senior management and members of the Board of Directors of Haemacure. Each of such persons has been elected to the offices indicated until his or her successor is duly elected and qualified.

Marc Paquin, President and Chief Executive Officer

Mr. Paquin was founder, a director, President and Chief Executive Officer of Autologous Systems, Inc., the first commercial private blood bank to be established in Canada under the licensing authority of the Bureau of Biologics of Health and Welfare Canada. During the period from the company's inception in August 1986 until its sale in January 1989, Mr. Paquin developed the only operating autologous blood bank in Canada. Prior to founding Autologous Systems, Inc., Mr. Paquin was Vice-President and General Manager of Syntex Diagnostic (Canada) Inc. Mr. Paquin was responsible for the initial set-up of the Syntex Biomedical Division in Canada. Mr. Paquin's education is in general health sciences and management at McGill University. Mr. Paquin founded the Company in 1991 and has been its President and Chief Executive Officer since that time.

Christian Hours, Ph.D, Vice-President, Quality and Technical Services

Prior to joining Haemacure in 1994, Dr. Hours was Director of Quality Assurance at IAF BioVac Inc., a subsidiary of BioChem Pharma Inc., where he held various management positions Dr. Hours' extensive management experience covers quality assurance, quality control, regulatory affairs and technology transfers. Before joining the industry, Dr. Hours spent ten years in academic research in molecular biology and virology. Dr. Hours holds a DEA in biochemistry from Marseilles-Luminy University, a Ph.D in biochemistry from McGill University and pursued post-doctoral studies in virology and biochemistry. He also hads a DSA from Ecole des Hautes Etudes Commerciales in Montreal. Dr. Hours is also the author of numerous scientific publications.

Dr. David Karp, M.D., Vice-President, Clinical and Medical Affairs

Dr. David Karp, a board-certified orthopedic surgeon, has been involved in the practice of medicine, medical management and practice management for more than 20 years. After graduating from Albany Medical College in 1977 and completing an orthopedic surgery residency in 1982, he began the practice of orthopedic surgery. Dr. Karp established a sports medicine center, as well as a diabetic foot center. He obtained an MBA from the University of South Florida in 1997. Dr. Karp has consulted in the biomedical field since 1996. He is an active member of the Institutional Review Board at Sarasota Memorial Hospital and a frequent lecturer on medical and biotechnical issues. Dr. Karp joined Haemacure in July 1997.

Waldron Palmer, Vice-President, Marketing, Sales and Business Development

Mr. Palmer has more than 20 years experience in sales, marketing and management. Prior to joining Haemacure in February 1998, Mr. Palmer was the Vice-President of Marketing and Business Development of a division of Pharmaseal, a division of American Hospital Supply Corporation (Baxter Healthcare). He was also Senior Vice-President of Business Development for the Edward Weck Division, General Manager of Argon Division and Senior Vice-President of Sales, Marketing and Business Development for XOMED Division of Bristol Myers Squibb.

James L. Roberts, Vice-President, Finance and Administration and Chief Financial Officer

Mr. Roberts' early career was in public accounting with a national firm and with a manufacturing firm as Chief Financial Officer. From 1984 to 1986, Mr. Roberts attended Emory University, obtaining an MBA with emphasis in international finance. Subsequently, he worked for Octel Communications, a software company, as Director of Finance - EMEA (Europe, Middle East and Africa) and then became Senior Vice-President and Chief Financial Officer of Racal Datacom, Inc., a subsidiary of Racal Electronics, PLC, a British public company. Mr. Roberts joined Haemacure in January 2000.

Elaine Whitmore, Ph.D, Vice-President, Regulatory and Scientific Affairs

Elaine Whitmore pursued undergraduate, graduate and postdoctoral studies at Northwestern University, earning a B.A. and Ph.D. in Biological Sciences. She has more than 18 years experience in the field of medical devices and biologics, including nearly a dozen years with Johnson & Johnson with senior management responsibility for a variety of functional areas, including research and development, product development, clinical outcomes and regulatory affairs. Dr. Whitmore also has provided extensive professional consultation in these areas, as well as in technology assessment and development portfolio analysis. She is the author of a book entitled Product Development Planning for Healthcare Products Regulated by the FDA (ASQ Quality Press, 1997) and holds four issued United States patents. Dr. Whitmore joined Haemacure in July 1997.

Kevin Hahnen, Director of Device Development

Mr. Hahnen is a mechanical engineer with more than 20 years of industry experience, with the past twelve years focused in the medical field. As an accomplished inventor, holding several United States and foreign patents, he has developed key product lines for major corporations including Johnson & Johnson, American Home Products, Boston Scientific, and Smith & Nephew. Most recently, Mr. Hahnen participated in start-up ventures (KeraVision, Embol-X), providing project management, product design and crafting intellectual property portfolios. His background encompasses many disciplines, including research and development, manufacturing operations, business development and regulatory affairs. Mr. Hahnen has also lectured on Rapid Prototype Development. Mr. Hahnen joined Haemacure in March 1999.

Patrick Del Medico, Director of Marketing

Prior to joining Haemacure in May 1998, Patrick Del Medico was Marketing Product Manager for Stryker Corporation in Kalamazoo, Michigan. Mr. Del Medico was directly responsible for all domestic and international marketing and sales of surgical instruments and disposables for orthopedic and reconstructive surgery. Mr. Del Medico's extensive medical sales experience also includes positions held in sales, marketing and management for C. R. Bard and Baxter International.

Jack Lynch, National Sales Manager

Mr. Lynch has been involved for more than 20 years in the sale of operating room related products. Mr. Lynch spent 14 years with Ethicon, a division of Johnson & Johnson, where he acquired experience with respect to new product introduction, development of a sales force and management of national accounts. Mr. Lynch joined Haemacure in May 1998.

Directors

Following is a description of the relevant experience of the members of the Board of Directors of Haemacure (other than Mr. Paquin, Haemacure's President and Chief Executive Officer, who is described above). Each of such persons has been elected to serve until the next annual meeting of the Company.

Gerald Andre has been a director of the Company since February 1999. From August 1996 until February 1998, he was Director, Health of Societe generale de financement du Quebec, and prior to August 1996, a business consultant.

Paul Baehr has been a director of the Company since May 1998. He has been the Chairman and Chief Executive Officer of Ibex Technologies Inc. since October 1995.

Normand Balthazard has been a director of the Company since 1992. He has been the President of Gestion BioCapital Inc. since July 1997.

Francis Bellido has been a director of the Company since April 1999. From January 1998 until March 1999, he was Strategic Asset Manager, Internal Medicine with Eli Lilly; from January 1996 until January 1998, he was Global

Business Unit Manager, Infectious Diseases for Eli Lilly; and from October 1993 until January 1996, he was Manager, Regulatory Affairs, with Eli Lilly.

Wayne G. Johnson has been a director of the Company since 1994. He has been the President of Bio Ventures, Inc. since November 1991.

Louis-M. Riopel, the Company's Chairman of the Board, has been a director of the Company since 1994. He has been the President of Rio-Dev Inc. since April 1997.

Daniel B. Schaffner has been a director of the Company since February 2000. He has been the Chief Financial Officer of the ZLB Central Laboratory Blood Transfusion Service since October 1999. Prior to that, he held a number of positions with Ascom Group, a telecommunications company.

Item 11.  Compensation of Directors and Officers.

The following table sets out all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended October 31, 1999, 1998 and 1997, of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

-------------------------- ----------------------------------------- -------------------------------- ----------
                                         Annual Compensation                 Long Term Compensation

-------------------------- ------ ---------- -------- -------------- ---------------------- --------- ----------
                                                                             Awards          Payouts
-------------------------- ------ ---------- -------- -------------- ---------------------- --------- ----------
                                                                      Number
                                                                        of      Restricted
        Name and                    Salary    Bonus    Other Annual   Options      Stock      LTIP
   Principal Position       Year       $        $      Compensation   Granted     Awards     Payouts   All Other
-------------------------- ------ ---------- -------- -------------- --------- ------------ --------- -----------
Marc Paquin                 1999    245,178   30,087         -        100,000        -          -         -
President and Chief         1998    210,455   98,582         -           -           -          -         -
Executive Officer           1997    192,850   76,180         -           -           -          -         -
-------------------------- ------ ---------- -------- -------------- --------- ------------ --------- -----------
Elaine Whitmore             1999    213,212   17,910         -         12,400        -          -         -
Vice-President,             1998    204,918   25,410         -           -           -          -         -
Regulatory and              1997     64,526   20,741         -         20,000        -          -      23,426(1)
Scientific Affairs
-------------------------- ------ ---------- -------- -------------- --------- ------------ --------- -----------
David Karp(2)               1999    243,671   19,494         -         15,000        -          -         -
Vice-President, Clinical    1998    173,205   26,347         -           -           -          -         -
and Medical Affairs         1997     27,654    6,914         -         40,000        -          -         -
-------------------------- ------ ---------- -------- -------------- --------- ------------ --------- -----------
Waldron Palmer(3)           1999    227,513   21,841         -         16,000        -          -      40,689
Vice-President, Sales       1998    164,666   43,794         -         50,000        -          -         -
and Marketing               1997      -         -            -           -           -          -         -
-------------------------- ------ ---------- -------- -------------- --------- ------------ --------- -----------
Christian Hours             1999    150,000   15,000         -         16,000        -          -         -
Vice-President, Quality     1998     93,812   16,000         -         15,250        -          -         -
and Technical Services      1997     90,640   13,823         -         15,000        -          -         -
-------------------------- ------ ---------- -------- -------------- --------- ------------ --------- -----------

--------------------
1. Dr. Whitmore joined Haemacure in July 1997. This sum was paid to Dr. Whitmore for consulting services provided prior to the commencement of her employment with Haemacure.
2.   Dr. Karp joined Haemacure in July 1997.
3.  Mr. Palmer joined Haemacure in February 1998.

Salary, bonus and other annual compensation are paid to the Named Executive Officers in U.S. funds, with the exception of Dr. Christian Hours, who is paid in Canadian funds. The amounts shown in the above table are the Canadian dollar equivalents of U.S. funds paid to the Named Executive Officers.

During the fiscal year ended October 31, 1999, Haemacure paid a total of Cdn. $1,275,856 in remuneration and Cdn. $108,602 in benefits to seven senior executives, two of whom are no longer employed by Haemacure.

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended October 31, 1999:

---------------  -------  ---------------  --------  --------  -----------------
                             % of Total               Market
                          Options Granted            Value on
                 Options  to Employees in  Exercise  Date of
      Name       Granted  Financial Year    Price     Grant    Expiration Date
---------------  -------  ---------------  --------  --------  -----------------
Marc Paquin      100,000       22.70%        $4.00     $3.80   September 2, 2009
---------------  -------  ---------------  --------  --------  -----------------
Elaine Whitmore  12,400        2.81%         $5.60     $5.60   November 17, 2008
---------------  -------  ---------------  --------  --------  -----------------
David Karp       15,000        3.41%         $5.60     $5.60   November 17, 2008
---------------  -------  ---------------  --------  --------  -----------------
Waldron Palmer   16,000        3.63%         $5.60     $5.60   November 17, 2008
---------------  -------  ---------------  --------  --------  -----------------
Christian Hours  16,000        3.63%         $5.60     $5.60   November 17, 2008
---------------  -------  ---------------  --------  --------  -----------------

During the fiscal year ended October 31, 1999, the Company paid a total of approximately US $54,000 to its directors for their services in such capacity. With the exception of Marc Paquin, directors each receive approximately US $1,000 per meeting of the Board of Directors, approximately US $500 per meeting of committees of the Board of Directors as well as reimbursement for travel expenses. Seven directors also received stock options during fiscal 1999 covering an aggregate of 70,000 Common Shares of the Company at an exercise price of Cdn. $5.60 per share.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

In March 1996, the Board of Directors of the Company established the 1996 Stock Option Plan which provides for the granting of options to acquire Common Shares to employees, officers and directors of, and service providers to, the Company. A maximum of 1,098,297 Common Shares may be issued under the 1996 Stock option Plan. At the annual and special meeting of the shareholders of the Company held on April 27, 2000, the shareholders approved a resolution increasing the maximum number of Common Shares which may be issued under the 1996 Stock Option Plan to 1,675,683. The increase in the number of Common Shares which may be issued under the 1996 Stock Option Plan is subject to regulatory approval.

The exercise price of an option granted under the 1996 Stock Option Plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the Common Shares on the Toronto Stock Exchange on the last business day prior to the day the option is granted. The exercise period of options granted under the 1996 Stock Option Plan may not exceed ten years from the date of grant.

Options granted under the 1996 Stock Option Plan are not transferable other than by will or by the laws of descent and distribution. Under the 1996 Stock Option Plan, the aggregate number of Common Shares reserved for issuance to any one person may not exceed 5% of the total number of Common Shares of the Company issued and outstanding.

Mr. Marc Paquin, the President and Chief Executive Officer of the Company, holds an option in respect of 150,000 Common Shares at an exercise price of Cdn. $7.00 per share. The option was granted to Mr. Paquin in April 1996 and is not subject to the 1996 Stock Option Plan.

The following table sets out information with respect to options outstanding as at July 18, 2000:

                                    Number of     Exercise
                                  Common Shares    Price        Expiry Dates
             Optionee             Under Option    (Cdn. $)       of Options
-------------------------------- --------------- ----------- -------------------
Executive officers (7) .........      549,960      $2.05 to   June 2002 to
                                                   $7.00      January 2010
Directors (including former
 directors, but excluding             190,692      $2.60 to   September 2001 to
 executive officers) (6) .......                   $5.60      December 2009

Employees (22) .................      178,034      $2.60 to   November 2006 to
                                                   $6.30      February 2010


Item 13.  Interest of Management in Certain Transactions.

Not applicable.


                                    PART II

Item 14.  Description of Securities to be Registered.

This registration statement covers the Common Shares of the Company, without par value. Each such share is entitled to one vote on all matter coming before the shareholders of the Company. Holders of the Common Stock shall be entitled to participate ratably in distributions upon the liquidation of the Company.


                                    PART III

Item 15.  Defaults Upon Senior Securities.

Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds.

Not applicable.

                                    PART IV

Item 17.  Financial Statements.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Auditors' Report                                                             33

Consolidated  Balance  Sheets of the Company at  October 31,  1998           34
and 1999 and at April 30, 2000

Consolidated Statements of Operations for the fiscal years ended             35
October 31, 1997, 1998 and 1999 and for the six-month periods ended
April 30, 1999 and 2000

Consolidated Statements of Deficit for the fiscal years ended                36
October 31, 1997, 1998 and 1999 and for the six-month periods ended
April 30, 1999 and 2000

Consolidated Statements of Cash Flows for the fiscal years ended             37
October 31, 1997, 1998 and 1999 and for the six-month periods ended
April 30, 1999 and 2000

Notes to Consolidated Financial Statements                                   38

                                AUDITORS' REPORT





To the Directors of
Haemacure Corporation

We have audited the consolidated balance sheets of Haemacure Corporation as at October 31, 1999 and 1998 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended October 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 1999 in accordance with accounting principles generally accepted in Canada.


                                                   /s/  Ernst & Young LLP

Montreal, Canada,                                  (Signed) Ernst & Young LLP
December 14, 1999.                                      Chartered Accountants
[except as to notes 8 and 14
which are as of August 1, 2000]

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS


[In Canadian dollars]
                                          As at          As at          As at
                                        April 30,     October 31,    October 31,
                                          2000           1999           1998
                                            $              $              $
-------------------------------------------------------------------------------
                                       [unaudited]

ASSETS
Current
Cash and cash equivalents
  [note 12]                             1,893,892      1,421,161      2,493,488
Temporary investments                   2,864,383      9,831,926      9,655,507
Accounts receivable                     2,827,420      1,574,105        482,042
Investment tax credits and
  income taxes receivable                  64,200             --        960,524
Inventories [note 3]                    2,256,947      2,132,663      2,631,531
Prepaid expenses                          291,201        219,261        193,864
-------------------------------------------------------------------------------
                                       10,198,043     15,179,116     16,416,956
Capital assets [notes 4 and 6]          2,286,353      1,265,756      1,477,647
-------------------------------------------------------------------------------
Other assets [note 5]                   9,287,989     10,052,786     11,582,381
Deferred foreign exchange loss             88,227         27,410        491,020
                                       21,860,612     26,525,068     29,968,004
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued
  liabilities                           2,792,744      2,987,281      5,344,097
Current portion of long-term debt          43,198         51,457         51,319
-------------------------------------------------------------------------------
                                        2,835,942      3,038,738      5,395,416
Long-term debt [note 6]                   923,758        918,005        921,818
Other liabilities [note 7]             10,590,236     10,162,093      9,839,826
-------------------------------------------------------------------------------
                                       14,349,936     14,118,836     16,157,060
-------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 8]                 64,902,794     64,877,794     42,265,203
Share capital paid-up and not
  issued [note 8]                              --             --      7,101,544
Deficit                               (57,392,118)   (52,471,562)   (35,555,803)
-------------------------------------------------------------------------------
                                        7,510,676     12,406,232     13,810,944
-------------------------------------------------------------------------------
                                       21,860,612     26,525,068     29,968,004
===============================================================================

See accompanying notes

Haemacure Corporation


                                            CONSOLIDATED STATEMENTS OF OPERATIONS


[In Canadian dollars]
                                                   Six months ended
                                                        April 30,                       Years ended October 31,
                                               -------------------------      -----------------------------------------

                                                  2000           1999            1999           1998            1997
                                                    $              $               $              $               $
-----------------------------------------------------------------------------------------------------------------------
                                                       [unaudited]

REVENUES
Sales                                          5,730,031      1,908,939       5,454,337         317,937          9,958
Investment income                                214,175        205,133         311,666         744,975      1,030,665
-----------------------------------------------------------------------------------------------------------------------
                                               5,944,206      2,114,072       5,766,003       1,062,912      1,040,623
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
Cost of sales, selling
   and marketing expenses                      6,536,144      4,214,988      12,041,054       4,296,634          4,490
Research and development                         606,706      2,488,474       4,283,708       5,386,978      6,994,219
General and administrative                     2,380,624      1,609,673       3,422,876       4,439,098      3,160,019
Investment tax credits                                --             --              --        (100,000)      (265,000)
Grants                                                --             --              --              --        (24,411)
Amortization of capital and
   other assets                                  900,435        907,903       1,823,254       1,002,216        572,277
Interest on other liabilities                    370,803        383,914         760,638         327,000             --
Foreign exchange loss (gain)                      26,325         70,920         210,076        (722,693)      (822,063)
Interest on long-term debt                        26,024         29,034          56,452          52,185         59,656
Other financial expenses                              66          1,098          21,244          12,196         25,564
-----------------------------------------------------------------------------------------------------------------------
                                              10,847,127      9,706,004      22,619,302      14,693,614      9,704,751
-----------------------------------------------------------------------------------------------------------------------
Loss before income taxes                      (4,902,921)    (7,591,932)    (16,853,299)    (13,630,702)    (8,664,128)
Provision for income taxes [note 9]               17,635         19,848          62,460          25,000         26,000
-----------------------------------------------------------------------------------------------------------------------
Net loss                                      (4,920,556)    (7,611,780)    (16,915,759)    (13,655,702)    (8,690,128)
=======================================================================================================================
Basic loss per common share                        (0.31)         (0.63)          (1.26)          (1.24)         (0.79)
=======================================================================================================================

See accompanying notes

Haemacure Corporation


                                                  CONSOLIDATED STATEMENTS OF DEFICIT


[In Canadian dollars]
                                                    Six months ended
                                                        April 30,                     Years ended October 31,
                                               -------------------------      ----------------------------------------

                                                  2000          1999           1999            1998           1997
                                                    $             $              $               $              $
----------------------------------------------------------------------------------------------------------------------
                                                     [unaudited]

Deficit at beginning of period                52,471,562     35,555,803      35,555,803      21,900,101     13,209,973

----------------------------------------------------------------------------------------------------------------------
Net loss for the period                        4,920,556      7,611,780      16,915,759      13,655,702      8,690,128
Deficit at end of period                      57,392,118     43,167,583      52,471,562      35,555,803     21,900,101
======================================================================================================================

See accompanying notes

Haemacure Corporation


                                            CONSOLIDATED STATEMENTS OF CASH FLOWS


[In Canadian dollars]
                                                    Six months ended
                                                        April 30,                      Years ended October 31,
                                               -------------------------     -----------------------------------------

                                                  2000          1999            1999           1998           1997
                                                    $             $               $              $              $
----------------------------------------------------------------------------------------------------------------------
                                                       [unaudited]

OPERATING ACTIVITIES
Net loss                                      (4,920,556)    (7,611,780)    (16,915,759)    (13,655,702)    (8,690,128)
Items not affecting cash
   Amortization of capital assets                135,638        143,106         293,659         345,623        394,534
----------------------------------------------------------------------------------------------------------------------
   Amortization of other assets                  764,797        764,797       1,529,595         656,593        177,743
   Accrued interest on
     long-term debt                               23,200         24,016          47,645          37,820         32,900
----------------------------------------------------------------------------------------------------------------------
   Accrued interest on other
     liabilities                                 370,803        383,914         760,638         327,000             --
   Gain on disposal of capital
     assets                                           --        (97,897)        (97,897)             --             --
   Foreign exchange (gain) loss                    7,953         70,091         (18,196)        185,531         (2,452)
----------------------------------------------------------------------------------------------------------------------
   Unrealized foreign exchange (gain) loss        (3,477)        17,780          25,239          38,600             --
                                              (3,621,642)    (6,305,973)    (14,375,076)    (12,064,535)    (8,087,403)
Net change in non-cash
   working capital balances related
   to operations                              (1,708,276)    (2,337,841)     (2,014,884)        939,500      1,075,859
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities          (5,329,918)    (8,643,814)    (16,389,960)    (11,125,035)    (7,011,544)
----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of common shares, net
   of issuance costs                              25,000        878,047      15,511,046         154,820             --
Subscription for common shares
   to be issued                                       --             --              --       7,101,544             --
Repayment of long-term debt                      (25,706)       (25,644)        (51,319)       (131,994)      (212,681)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                (706)       852,403      15,459,727       7,124,370       (212,681)
----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Net acquisition of temporary
   investments                                 6,967,543      7,209,638        (176,419)      6,814,105     (6,388,379)
Acquisition of capital assets                 (1,156,235)      (173,221)       (236,741)       (157,067)       (95,123)
Disposal of capital assets                            --        252,870         252,870          14,164         11,516
Acquisition of other assets                           --             --              --      (1,847,246)    (2,067,450)
Reimbursement of acquisition
   cost of other assets                               --             --              --         689,150            --
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities           5,811,308      7,289,287        (160,290)      5,513,106     (8,539,436)
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes
   on cash and cash equivalents                   (7,953)       (70,091)         18,196        (185,531)         2,452
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                          472,731       (572,215)     (1,072,327)      1,326,910    (15,761,209)
Cash and cash equivalents
   at beginning of period                      1,421,161      2,493,488       2,493,488       1,166,578     16,927,787
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents
   at end of period                            1,893,892      1,921,273       1,421,161       2,493,488      1,166,578
======================================================================================================================

Supplemental information
Interest paid                                      2,824          5,018           8,807          14,365         26,756
Income taxes paid                                 82,804          9,726          19,452          25,044             --
======================================================================================================================

See accompanying notes

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




The consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized hereafter.

As further described under Note 15, the accounting policies followed by the Corporation differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and the accounting principles and practices required by the United States Securities and Exchange Commission ("SEC").



1.   NATURE OF BUSINESS AND CUMULATIVE RESULTS FROM INCEPTION

The Corporation is in the development stage. It specializes in the development, manufacturing and marketing of biological adhesives and biomaterials for acute surgical wound care.

The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, and raise capital. Its planned principal operations have just commenced; accordingly, the Corporation has not achieved significant revenues to date. Also, the Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation will require additional financing to fund its expected growth. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

The Corporation plans to pursue its R&D and marketing activities. These activities are subject to the risks inherent in any start-up Corporation that operates in the field of biotechnology. These risks relate to the successful completion of R&D activities, the marketing of the Corporation's products and required financing.

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




1.   NATURE OF BUSINESS AND CUMULATIVE RESULTS FROM INCEPTION [Cont'd]


The following table shows the cumulative results of the Corporation from its inception to April 30, 2000:


                                                                   Period from
                                                                 January 1, 1990
                                                                  to April 30,
                                                                      2000
                                                                        $
------------------------------------------------------------------------------
                                                                   (unaudited)

Revenues from sales, research contract
   and investment income                                           15,473,397
-----------------------------------------------------------------------------

Expenses
Research and development                                           27,766,822
Cost of sales, selling and marketing expenses                      22,878,322
General and administrative                                         18,414,052
Amortization of capital and other assets                            4,925,893
Interest on long-term debt,
  other liabilities and financing costs                             1,534,432
-----------------------------------------------------------------------------
                                                                   75,519,521
Government assistance and investment tax credits                   (5,247,080)
-----------------------------------------------------------------------------
                                                                   70,272,441
-----------------------------------------------------------------------------
Cumulative loss before income taxes                               (54,799,044)
Income taxes recovered                                                152,905
-----------------------------------------------------------------------------
Cumulative net loss from inception                                (54,646,139)
Share issue expenses                                                2,745,979
-----------------------------------------------------------------------------
Deficit accumulated during the development stage                  (57,392,118)
-----------------------------------------------------------------------------

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at period-end and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates and assumptions used.

Temporary investments

Temporary investments, consisting of money market instruments and fixed-income securities, are valued at the lower of cost and fair market value.

Inventories

Inventories, which consist of products held for resale, are valued at the lower of cost, using the first-in, first-out method, and net realizable value, less allowance for obsolescence in order to reflect the expiration date of the products.

Capital assets

Capital assets are recorded at cost, net of related government assistance and investment tax credits, and are amortized over their estimated useful life using the declining balance method, except for leasehold improvements which are amortized using the straight-line method, at the following rates:

Laboratory equipment                               20%
Office equipment                                   20%
Computer equipment                                 30%
Leasehold improvements                             Lease term

No amount of depreciation is calculated on construction in progress.

Government assistance and investment tax credits

Government assistance and investment tax credits are recorded as a reduction of the related expenditures or capital assets when there is reasonable assurance of their ultimate realization.

Income taxes

The Corporation follows the deferred income tax allocation method in accounting for income taxes. Under this method, timing differences between income for accounting purposes and income for tax purposes give rise to deferred income taxes.

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Other assets

Other assets, mainly comprising manufacturing and distribution rights, are recorded at cost. Other assets are amortized using the straight-line method over a period of eight years.

Translation of foreign currencies

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the statement of operations of the reporting period, except those related to the translation of other liabilities which are deferred and amortized over the remaining life of the other liabilities on a straight-line basis. The accounts of a foreign subsidiary are translated using the temporal method.

Loss per share

The basic loss per share has been calculated using the weighted average number of outstanding common shares during the period. The fully diluted loss per share is not shown since it would have the effect of reducing the loss per share.

Stock option plan

The Corporation has a stock-based  compensation plan, which is described in note
8. No compensation expense is recognized for this plan when shares or stock options are issued to employees or directors. Any consideration paid by the employees or directors on exercise of stock options or purchase of stock is credited to share capital. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options is charged to deficit.

Consolidated statements of cash flows

Effective November 1, 1998, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the presentation of cash flow information.

Under the new recommendations, non-cash transactions are excluded from the statement of cash flows and disclosed elsewhere in the financial statements. Cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

Cash flow information for the prior year has been restated to conform to the new recommendations. The effect of adopting the new recommendations was to decrease the cash flows from financing activities by $9,021,806 and increase the cash flows from investing activities by $15,797,311 for the year ended October 31, 1998 [increase the cash flows from investing activities by $6,388,379 for the year ended October 31, 1997].

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




3.     INVENTORIES

                                       April 30,     October 31,    October 31,
                                         2000           1999           1998
                                           $              $              $
-------------------------------------------------------------------------------
                                      [unaudited]

Products held for resale               5,459,977      5,560,377      2,829,737
Less: allowance for obsolescence       3,203,030      3,427,714        198,206
-------------------------------------------------------------------------------
                                       2,256,947      2,132,663      2,631,531
================================================================================



4.   CAPITAL ASSETS

                                        April 30, 2000              October 31, 1999            October 31, 1998
                                 ---------------------------- --------------------------- ----------------------------
                                               Accumulated                  Accumulated                  Accumulated
                                     Cost      amortization       Cost      amortization      Cost       amortization
                                      $             $              $             $             $              $
-------------------------------- ------------ --------------- ------------ -------------- ------------- --------------
         [unaudited]

Laboratory equipment              1,535,896      880,730       1,518,123      809,908      1,895,391       890,599
Office equipment                    342,826      135,693         335,816      113,067        191,322        77,366
Computer equipment                  299,060      182,799         269,136      164,923        253,431       136,251
Leasehold improvements              377,617      171,352         377,617      147,038        344,488       102,769
Construction in progress          1,101,528           --              --           --             --            --
-------------------------------- ------------ --------------- ------------ -------------- ------------- --------------
                                  3,656,927    1,370,574       2,500,692    1,234,936      2,684,632     1,206,985
Less: accumulated amortization    1,370,574                    1,234,936                   1,206,985
-------------------------------- ------------ --------------- ------------ -------------- ------------- --------------
Net book value                    2,286,353                    1,265,756                   1,477,647
================================ ============ =============== ============ ============== ============= ==============



5.   OTHER ASSETS

                                       April 30,      October 31,    October 31,
                                         2000            1999           1998
                                           $               $              $
--------------------------------------------------------------------------------
                                      [unaudited]

Other assets, at cost [see note 7]    12,553,247      12,553,247     12,553,247
Less: accumulated amortization         3,265,258       2,500,461        970,866
--------------------------------------------------------------------------------
Net book value                         9,287,989      10,052,786     11,582,381
================================================================================

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




6.     LONG-TERM DEBT

                                       April 30,      October 31,    October 31,
                                         2000            1999           1998
                                           $               $              $
--------------------------------------------------------------------------------
                                      [unaudited]

Loan from Societe de developpement
  industriel du Quebec [a]               916,125         892,925       845,280

Bank loan bearing interest at
  prime rate plus 1.75%, repayable
  in monthly principal installments
  of $4,167 until February 2001 [b]       41,666          66,666       116,667

Loan bearing interest at 10%,
  repayable in monthly installments
  of $198, including principal and
  interest, until March 2005              9,165            9,871        11,190
--------------------------------------------------------------------------------
                                        966,956          969,462       973,137
Less:  current portion                   43,198           51,457        51,319
--------------------------------------------------------------------------------
                                        923,758          918,005       921,818
================================================================================

[a] Under the terms of the agreement with Societe de developpement industriel du Quebec [SDI], this loan bears interest at a rate equal to the rate prescribed by the ministere du Revenu du Quebec less 4% [5% as at April 30, 2000, October 31, 1999 and October 31, 1998]. Interests for the six-month period ended April 30, 2000 amounting to $23,200 [$47,645 and $37,820 for the years ended October 31, 1999 and 1998 respectively] have been capitalized to the loan in accordance with the provisions of the loan agreement. The loan and interest thereon will be repayable in installments equal to 10% of gross sales of the products stemming from the development of fibrin sealants. As of April 30, 2000 no such payment is due. After repayment of the loan and the interest thereon, the Corporation will pay a royalty equal to 2% of gross sales from the date of final repayment until the end of a period of 10 years starting with the commencement of the commercialization of the products.

[b] A charge on equipment, in an initial amount of $300,000, has been provided to the bank in respect of this loan.

The minimum annual long-term debt principal repayments, excluding those relating to the SDI loan, are as follows over the next five twelve-month periods ending on April 30, 2005:
                                                                            $
--------------------------------------------------------------------------------

2001                                                                     43,198
2002                                                                      1,692
2003                                                                      1,869
2004                                                                      2,065
2005                                                                      2,007
--------------------------------------------------------------------------------

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




7.   OTHER LIABILITIES

In April 1997, the Corporation entered into a licensing and manufacturing agreement to obtain the rights to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Corporation is committed to make milestone payments.

Other liabilities represent the present value, discounted using a rate of 8.25%, of the milestones payments to be made by the Corporation related to the purchase of the rights to manufacture and sell fibrin sealant in the United States. As of April 30, 2000, a total consideration of US $2,250,000 (CAN $3,210,200) has been paid. These payments along with the discounted value of milestones payments to be made were included with other assets [see note 5].

Payments to be made are as follows:

US $1,500,000   Upon the Food and Drug Administration's ("FDA") approval for the
                 Corporation to produce the product;
US $2,500,000   In June 2001, i.e. 36 months following the first delivery of the product;
US $2,500,000   In June 2004, i.e. 72 months following the first delivery of the product;
US $2,750,000   In June 2006, i.e. 96 months following the first delivery of the product.

The Corporation acquired there rights under license and manufacturing agreements with Immuno International AG ("Immuno"), required by a consent order of the United States Federal Trade Commission ("FTC") in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license in certain situations, including if the Corporation fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel APR itself, provided that the FTC may extend the license. It is highly unlikely that the Corporation will obtain such FDA approval prior to July 28, 2000. Although the Corporation believes that the FTC will extend the foregoing deadline, there can be no assurance that it will do so or that it will not terminate the license at a later date. The termination of the license by the FTC would have a material adverse effect on the Corporation's business and results of operations.

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




8.   SHARE CAPITAL

Authorized

Unlimited number of common shares.

Unlimited number of preferred shares, non-voting, issuable in series, with such rights and conditions as may be determined by the Board of Directors.

Issued and fully paid

                                            April 30, 2000            October 31, 1999            October 31, 1998
                                          Number       Amount        Number       Amount        Number       Amount
                                                         $                          $                          $
-------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
                                              [unaudited]

Common shares
Balance at beginning of period          16,009,155    64,877,794    11,023,168    42,265,203    10,982,968   42,110,383
Issued upon the exercise of
  options and warrants                      10,000        25,000       381,655       909,047        40,200      154,820
Issuance of common shares                       --            --     4,604,332    21,703,544            --           --
-------------------------------------- ------------ ------------- ------------- ------------- ------------- ------------
Total share capital issued and
  outstanding at end of period          16,019,155    64,902,794    16,009,155    64,877,794    11,023,168   42,265,203
====================================== ============ ============= ============= ============= ============= ============

During the six months ended April 30, 2000, the Corporation issued 10,000 shares for a cash consideration of $25,000.

During the year ended October 31, 1999, the Corporation issued 3,792,727 common shares for a cash consideration of $14,602,000.

On August 11, 1998, the Corporation received in advance a consideration of $7,101,544 following a third party's subscription for 811,605 common shares of the Corporation. The subscription agreement did not include any repayment terms and, as at October 31, 1998, it was reasonably certain that the issue of these shares would be approved by the regulatory authorities. Consequently, the proceeds of this subscription are shown as "share capital paid-up and not issued" in the Corporation's share capital as at October 31, 1998.

On November 3, 1998, the Corporation obtained the necessary approval from the regulatory authorities to issue the 811,605 common shares and the shares were issued on that date. Consequently, these shares are part of the common shares issued during the year and are shown as "share capital" in the Corporation's shareholder's equity as at October 31, 1999.

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




8.   SHARE CAPITAL [Cont'd]

Options

In March 1996, the Board of Directors of the Corporation established the 1996 stock option plan which provides for the granting of options to acquire common shares to employees, officers and directors of, and service providers to, the Corporation. A maximum of 1,098,297 common shares may be issued under the 1996 stock option plan. At the annual and special meeting of the shareholders of the Corporation held on April 27, 2000, the shareholders approved a resolution increasing the maximum number of common shares which may be issued under the 1996 stock option plan to 1,675,683. The increase in the number of common shares which may be issued under 1996 stock option plan is subject to regulatory approval.

The exercise price of an option granted under the 1996 stock option plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the common shares on The Toronto Stock Exchange on the last business day prior to the day the option is granted. The exercise period of options granted under the 1996 stock option plan may not exceed ten years from the date of grant.

A summary of the situation as at April 30, 2000, October 31, 1999 and 1998 of the Corporation's fixed-price stock option plan and the changes made in the period then ended is shown below:

                                    April 30, 2000               October 31, 1999               October 31, 1998
                             ------------------------------ ----------------------------- -----------------------------
                                               Weighted                      Weighted                      Weighted
                                               average                       average                        average
                                 Shares     exercise price     Shares     exercise price     Shares     exercise price
---------------------------- ------------- ---------------- ------------ ---------------- ------------ ----------------

Outstanding options, at
  beginning of period            837,700         5.02          644,601         4.74          385,620         4.90
Granted                          296,100         3.06          340,509         5.14          345,281         4.34
Exercised                         10,000         2.50           49,560         3.21           40,200         3.85
Cancelled                         11,000         5.06           97,850         4.53           46,100         3.88
---------------------------- ------------- ---------------- ------------ ---------------- ------------ ----------------
Outstanding options, at
  end of period                1,112,800         4.52          837,700         5.02          644,601         4.74
---------------------------- ------------- ---------------- ------------ ---------------- ------------ ----------------
Exercisable options, at
  end of period                  871,800         4.69          731,700         5.08          491,601         4.84
============================ ============= ================ ============ ================ ============ ================

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




8.   SHARE CAPITAL [Cont'd]

The following table contains information regarding outstanding fixed-price stock options as at April 30, 2000:

                                Outstanding options                            Exercisable options
                 -------------------------------------------------- ----------------------------------------
                    Number of        Weighted         Weighted            Number of            Weighted
  Price range      outstanding    average years   average exercise       outstanding       average exercise
 for the period   options as at     remaining          price         exercisable options        price
       $            04/30/2000       (years)                          as at 04/30/2000
---------------- --------------- --------------- ------------------ --------------------- ------------------

  2.01 to 3.00        289,910          7.82             2.55               229,910               2.64
  3.01 to 4.00        216,084          9.25             3.79                89,084               3.54
  4.01 to 5.00         91,100          8.04             4.27                69,600               4.22
  5.01 to 6.00        325,706          7.09             5.46               318,206               5.44
  6.01 to 7.00        190,000          6.68             6.85               165,000               6.94
---------------- --------------- --------------- ------------------ --------------------- ------------------
  2.01 to 7.00      1,112,800          7.71             4.52               871,800               4.69
---------------- --------------- --------------- ------------------ --------------------- ------------------


Warrants

Warrants to purchase 332,095 common shares for a consideration of $750,000 were exercised on December 4, 1998.

In February and March 2000, the Corporation entered into agreements with two of its suppliers for services to be rendered over the next twelve-month period. As part of the compensation payable to the suppliers, the Corporation is required to issue 250,000 warrants, each of which entitles the holder to purchase one common share, expiring on March 31, 2005. A total of 100,000 of such warrants are exercisable at a price of $3.95 per share and 150,000 of such warrants are exercisable at a price of $4.10 per share.
The issuance of the warrants is subject to regulatory approval.

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




9.   INCOME TAXES

The provision for income taxes represents large corporations tax.

As at October 31, 1999, the Corporation had accumulated deductible temporary differences for the federal income tax amounting to approximately $5,019,000 which are due mainly to scientific research and experimental development expenses and share issue expenses, the benefit of which is not recorded in the consolidated financial statements.

As at October 31, 1999, the Corporation also had not recorded the tax benefits of tax losses and investment tax credits carried forward for federal income tax purposes amounting to approximately $21,823,000 and $797,000, respectively, and which expire as follows:

                                                              Investment
                                            Tax losses       tax credits
                                                $                 $
---------------------------------------- ---------------- -----------------

 2000                                          586,000           3,000
 2001                                        2,574,000          38,000
 2002                                        1,782,000          19,000
 2003                                        1,908,000          57,000
 2004                                        6,886,000          67,000
 2005                                        2,765,000          23,000
 2006                                        5,322,000         328,000
 2007                                               --         206,000
 2008                                               --          56,000
 --------------------------------------- ---------------- -----------------

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




10.  COMMITMENTS

[a] Under a licensing agreement relating to technology for use in certain applications, the Corporation is committed to pay royalties of 4% of net sales of products derived from the use of the technology until the expiry of the applicable patents.

[b] As at April 30, 2000, the Corporation was committed under an agreement to purchase inventories from a supplier during the next six months for a total of $6,139,000.

[c] The Corporation's total commitments under operating leases amount to $2,293,000. The minimum payments, before taking into consideration the sub-lease mentioned below, for the next five twelve-month periods ending April 30, 2005 are as follows:

                                                                 $
--------------------------------------------------------------------------------


       2001                                                   499,000
       2002                                                   499,000
       2003                                                   442,000
       2004                                                   437,000
       2005                                                   416,000
--------------------------------------------------------------------------------

In 1998, the Corporation sub-leased to a third party part of its premises until the expiry of the head lease, equivalent to its commitment. The sub-lessee has the option to terminate the sub-lease on December 31, 2001.



11.  FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

Short-term financial assets and liabilities
The carrying amounts of these assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments.
Short-term financial assets comprise cash and cash equivalents, temporary investments and accounts receivable.
Short-term financial liabilities comprise accounts payable.

Long-term debt
The fair value is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt, including other liabilities, with the exception of SDI loan for which the fair value is not readily determinable.

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




12.  STATEMENTS OF CASH FLOWS

Cash and cash equivalents

The cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments. The cash and cash equivalents shown in the cash flow statements include the following balance sheet amounts:

                                     April 30,       October 31,     October 31,
                                       2000             1999            1998
                                         $                $               $
--------------------------------------------------------------------------------
                                    [unaudited]

Cash on hand and bank balances       1,853,782         759,929        1,401,943
Money market instruments                40,110         661,232        1,091,545
--------------------------------------------------------------------------------
Total cash and cash equivalents      1,893,892       1,421,161        2,493,488
================================================================================


Non-monetary transaction

During the year ended October 31, 1998, the Corporation purchased other assets by assumption of debt for an amount of $9,512,826.



13.  segment disclosures

The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates revenues to individual countries according to the locations of the customers.

Geographic information

                                Revenues                               Capital assets
                 ---------------------------------------   ---------------------------------------
                  April 30,    October 31,   October 31,    April 30,    October 31,   October 31,
                    2000          1999          1998          2000          1999          1998
                      $             $             $             $             $             $
--------------   -----------   -----------   -----------   -----------   -----------   -----------
                 [unaudited]                               [unaudited]

Canada              214,175       311,666        744,975      900,570       996,917      1,351,778
United States     5,730,031     5,454,337        317,937      284,255       268,839        125,869
England                  --            --             --    1,101,528            --             --
--------------   -----------   -----------   -----------   -----------   -----------   -----------
                  5,944,206                                 2,286,353     1,265,756      1,477,647
==============   ===========   ===========   ===========   ===========   ===========   ===========

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




14.  SUBSEQUENT EVENTS

[a] On June 19, 2000, the Company closed a public offering of 6,046,595 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Company from the offering were approximately Cdn. $11,325,000, after deductions of the agents' fees and expenses of the offering amounting to Cdn. $1,675,000.

[b] On August 1, 2000, the Company closed a public offering of 1,860,382 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Company from the offering were approximately Cdn. $3,700,000, after deductions of the agents' fees and expenses of the offering amounting to approximately Cdn. $300,000.

[c] In 1999, the Corporation entered into an agreement with Bio Products Laboratory ("BPL"), an agency of the English National Blood Authority, pursuant to which BPL will manufacture Hemaseel APR and Hemaseel APR (FF) for the Corporation. The agreement was recently approved by the British government and a final version of the agreement was signed. The term of the manufacturing agreement between the Corporation and BPL is five years, commencing on the date of initial FDA licensing of the product manufactured by BPL. The Corporation is responsible for the purchase of all equipment and is required to pay BPL for time and material necessary to redesign and construct the manufacturing section in BPL's current facility. The Corporation will use $12 million from the proceeds of the offerings mentioned in notes 14[a] and [b] for the purchase, over the three-year period, of equipment to be used by BPL in the manufacturing process, for leasehold improvements of the facility and in connection with the validation of the facility by the Corporation and its subsequent approval by the FDA.

15. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

The consolidated financial statements are prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Corporation's reported net loss, balance sheets and cash flows statements for the periods and dates indicated which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

[a]  Net loss

                                                      Six months ended                  Fiscal year ended
                                                         April 30,                         October 31,
                                                  ------------------------- -------------------------------------------
                                                      2000         1999          1999          1998           1997
                                                        $            $             $             $              $
------------------------------------------------- ------------ ------------ -------------- -------------- -------------

Net loss under Canadian GAAP                       (4,920,556)  (7,611,780)  (16,915,759)   (13,655,702)   (8,690,128)
Adjustment related to equipment used in
  research and development               [i]           15,466      147,097       168,759         92,090        93,025
Adjustment related to deferred foreign
  exchange gain (loss)                  [ii]          (60,817)     543,701       463,610       (491,020)           --
Adjustment related to stock option plan[iii]               --     (309,086)     (309,086)      (231,172)           --
------------------------------------------------- ------------ ------------ -------------- -------------- -------------
Net loss and comprehensive loss under
  U.S. GAAP                                        (4,965,907)  (7,230,068)  (16,592,476)   (14,285,804)   (8,597,103)
================================================= ============ ============ ============== ============== =============
Net loss per share under U.S. GAAP                      (0.31)       (0.60)        (1.24)         (1.30)        (0.78)
================================================= ============ ============ ============== ============== =============


[b]  Balance sheets

                                                                       Deferred
                                                                        foreign           Share
                                                  Capital assets     exchange loss       capital           Deficit
                                                        $                  $                $                 $
---------------------------------------------------------------------------------------------------------------------

April 30, 2000
Balance under Canadian GAAP                          2,286,353          88,227          64,902,794      (57,392,118)
Adjustment related to equipment used in
  research and development                [i]         (139,195)             --                  --         (139,195)
Adjustment related to deferred foreign
  exchange loss (gain)                   [ii]               --         (88,227)                 --          (88,227)
Adjustment related to stock option plan [iii]               --              --             540,258         (540,258)
Adjustment related to share issuance cost[iv]               --              --          (2,745,979)       2,745,979
---------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                              2,147,158              --          62,697,073      (55,413,819)
=====================================================================================================================

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




15. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

                                                                       Deferred
                                                                        foreign           Share
                                                  Capital assets     exchange loss       capital           Deficit
                                                        $                  $                $                 $
----------------------------------------------------------------------------------------------------------------------

October 31, 1999
Balance under Canadian GAAP                         1,265,756           27,410         64,877,794        (52,471,562)
Adjustment related to equipment used in
  research and development                [i]        (154,661)              --                 --           (154,661)
Adjustment related to deferred foreign
  exchange loss (gain)                   [ii]              --          (27,410)                --            (27,410)
Adjustment related to stock option plan [iii]              --               --            540,258           (540,258)
Adjustment related to share issuance cost[iv]              --               --         (2,745,979)         2,745,979
----------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                             1,111,095               --         62,672,073        (50,447,912)
======================================================================================================================

October 31, 1998
Balance under Canadian GAAP                         1,477,647          491,020         42,265,203        (35,555,803)
Adjustment related to equipment used in
  research and development                [i]        (323,420)              --                 --           (323,420)
Adjustment related to deferred foreign
  exchange loss (gain)                   [ii]              --         (491,020)                --           (491,020)
Adjustment related to stock option plan [iii]              --               --            231,172           (231,172)
Adjustment related to share issuance cost[iv]              --               --         (2,745,979)         2,745,979
----------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                             1,154,227               --         39,750,396        (33,855,436)
======================================================================================================================

Haemacure Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(Information as at, and for the six months ended
April 30, 2000 is unaudited)
[In Canadian dollars]




15. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[c]  Statements of cash flows

                                                      Six months ended                  Fiscal year ended
                                                         April 30,                         October 31,
                                                  ------------------------- -------------------------------------------
                                                      2000         1999          1999          1998           1997
                                                        $            $             $             $              $
------------------------------------------------- ------------ ------------ -------------- -------------- -------------

Cash flows from operating activities under
  U.S. GAAP                                        (5,329,918)  (8,422,904)  (16,169,050)   (11,105,558)    (7,021,191)
Cash flows from investing activities under
  U.S. GAAP                                         5,811,308    7,068,377       381,200      5,493,629     (8,529,789)
------------------------------------------------- ------------ ------------ -------------- ------------- --------------

[i]  Under Canadian GAAP,  research and  development  equipment is capitalized  and amortized over its estimated  useful life.  Under U.S.  GAAP,  costs to acquire such  equipment  with no  alternative  use are charged to  operations as incurred.  Any proceeds from disposals of such equipment with no alternative use would be included in income at the time of sale. This adjustment also includes the reversal of amortization on such assets  capitalized under Canadian
     GAAP.

[ii] Under  Canadian GAAP, the unrealized  gains or losses  arising from the  translation of foreign  currency  monetary assets or liabilities that have a fixed or ascertainable  life extending beyond one year are deferred and amortized over the term of the related item. Under U.S. GAAP,  unrealized gains or losses arising from the translation of the
     Corporation's foreign currency long-term debt would be included in income as they arose.

[iii]Under Canadian GAAP, the issuance of stock options in exchange of consulting  services rendered by Directors of the
     Corporation  is recorded  without effect on income.  Under U.S.  GAAP,  the fair value of the  consulting  services received or the fair value of stock  options  issued in exchange  thereof is expensed  when  performance  under the consulting service agreement is completed.

[iv] Share issuance cost are recorded  against deficit under Canadian GAAP.  Such costs would be recorded  against share capital under U.S. GAAP.



16.  comparative figures

Certain figures for the priors periods have been restated to conform with the basis of presentation adopted in the current period.

Item 19.  Financial Statements and Exhibits.

(a)  Financial Statements.

     The following financial statements of the Company (together with the notes thereto) are included in Item 17 of this Registration Statement and are incorporated by reference herein:

     1. Consolidated Balance Sheets of the Company at October 31, 1998 and 1999 and at April 30, 2000.

     2. Consolidated Statements of Operations for the fiscal years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000.

     3. Consolidated Statements of Deficit for the fiscal years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000

     4. Consolidated Statements of Cash Flows for the fiscal years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000

(b)  Exhibits.

     1.1 Restated Articles of Incorporation of the Registrant, as amended to date.

     1.2  By-laws of the Registrant.

     2.1  Haemacure Corporation 1996 Stock Option Plan

     2.2 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin.

     2.3 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date.

     2.4 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC.

     3.1 Employment letter agreement, dated September 9, 1999 between the Registrant and Marc Paquin.

     3.2  Employment  letter   agreement,   dated  June  30,  1997  between  the
          Registrant and David Karp.

     3.3 Employment letter agreement, dated October 12, 1994, between the Registrant and Christian Hours.

     3.4 Employment letter agreement, dated February 1, 1998 between the Registrant and Waldron Palmer.

     3.5  Employment  letter   agreement,   dated  June  30,  1997  between  the
          Registrant and Elaine Whitmore.

     3.6 Lease, dated December 6, 1994, between the Registrant and Slough Estates Canada Limited, as amended to date.

     3.7 Sublease, dated as of August 7, 1998, between the Registrant and Cryocath Technologies Inc, as amended to date.

     3.8 Sublease, dated March 22, 1999, between the Registrant and AT&T Canada Enterprises Company.

     3.9 License Agreement, dated as of April 21, 1997, between the Registrant and Immuno International AG.

     3.10 Manufacturing Agreement, dated as of April 21, 1997, between the Registrant and Immuno International AG.

     3.11 License Agreement, dated as of April 1999, between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.

     3.12 Supply Agreement, dated as of June 15, 1999, , between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.

     3.13 Manufacturing   Agreement,   dated  as  of  March  2000,  between  the
          Registrant and Bio Products Laboratory.

     4.1  Consent of Ernst & Young LLP

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           HAEMACURE CORPORATION



July 17, 2000                              /s/ Marc Paquin
                                           -------------------------------------
                                           Marc Paquin
                                           President and Chief Executive Officer

                                  Exhibit Index

1.1   Restated Articles of Incorporation of the Registrant, as amended to date.

1.2   By-laws of the Registrant.

2.1   Haemacure Corporation 1996 Stock Option Plan

2.2 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin.

2.3 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date.

2.4 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC.

3.1   Employment  letter   agreement,   dated  September  9,  1999  between  the
      Registrant and Marc Paquin.

3.2 Employment letter agreement, dated June 30, 1997 between the Registrant and David Karp.

3.3   Employment  letter  agreement,   dated  October  12,  1994,   between  the
      Registrant and Christian Hours.

3.4 Employment letter agreement, dated February 1, 1998 between the Registrant and Waldron Palmer.

3.5 Employment letter agreement, dated June 30, 1997 between the Registrant and Elaine Whitmore.

3.6 Lease, dated December 6, 1994, between the Registrant and Slough Estates Canada Limited, as amended to date.

3.7 Sublease, dated as of August 7, 1998, between the Registrant and Cryocath Technologies Inc, as amended to date.

3.8 Sublease, dated March 22, 1999, between the Registrant and AT&T Canada Enterprises Company.

3.9 License Agreement, dated as of April 21, 1997, between the Registrant and Immuno International AG.

3.10  Manufacturing  Agreement,   dated  as  of  April  21,  1997,  between  the
      Registrant and Immuno International AG.

3.11 License Agreement, dated as of April 1999, between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.

3.12 Supply Agreement, dated as of June 15, 1999, , between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.

3.13 Manufacturing Agreement, dated as of March 2000, between the Registrant and Bio Products Laboratory.

4.1   Consent of Ernst & Young LLP